SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒           Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐           No    ☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/1/2006	6/30/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 060.977.208-23

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2006	2 - PREVIOUS QUARTER 6/30/2006	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2005

Paid-in Capital
1 - Common	34,514,593	34,510,938	34,499,423
2 - Preferred	31,382,643	31,381,926	31,376,651
3 - Total	65,897,236	65,892,864	65,876,074
Treasury share
4 - Common	13,554	13,725	9,837
5 - Preferred	1,425,471	892,309	286,161
6 - Total	1,439,025	906,034	295,998

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 109 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	9/11/2006	Interest attributed to shareholders’ equity	10/30/2006	Common	0.0065000000
02	RCA	9/11/2006	Interest attributed to shareholders’ equity	10/30/2006	Preferred	0.0071500000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/20/2006	5,697,215	5,846	Capital Reserve	0	0.0000000000
02	6/27/2006	5,710,745	13,530	Capital Reserve	16,790	0.8058100000
03	8/7/2006	5,714,178	3,433	Private subscription in cash	4,372	0.7852200000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006

1	Total assets	31,631,172	28,749,640
1.01	Current assets	2,737,293	2,723,083
1.01.01	Available funds	632,378	651,160
1.01.01.01	Cash and cash equivalents	632,378	651,160
1.01.02	Credits	847,997	787,877
1.01.02.01	Recoverable taxes	389,985	366,622
1.01.02.02	Short-term investments	0	0
1.01.02.03	Trade accounts receivable	458,012	421,255
1.01.03	Inventories	561,893	562,819
1.01.03.01	Finished products	140,910	128,244
1.01.03.02	Work in process	48,787	42,972
1.01.03.03	Raw materials	223,925	229,408
1.01.03.04	Production materials	92,842	112,030
1.01.03.05	Provision for losses	(12,157)	(12,156)
1.01.03.06	Supplies and other	67,586	62,321
1.01.04	Other	695,025	721,227
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	38,165	23,409
1.01.04.02	Deferred income and social contribution taxes	350,771	350,771
1.01.04.03	Other assets	306,089	347,047
1.02	Long-term assets	4,959,456	4,968,395
1.02.01	Sundry Credits	3,754,061	3,776,009
1.02.01.01	Compulsory, judicial deposits and tax incentives	441,739	415,397
1.02.01.02	Advances to employees for purchase of shares	80,220	78,500
1.02.01.03	Deferred income and social contribution taxes	3,232,102	3,282,112
1.02.02	Credits with Related Parties	852,564	852,877
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	852,564	852,877
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	352,831	339,509
1.02.03.01	Assets held for sale	83,215	91,315
1.02.03.02	Recoverable taxes	127,576	109,757
1.02.03.03	Other assets	142,040	138,437
1.03	Permanent Assets	23,934,423	21,058,162
1.03.01	Investments	21,113,245	18,282,754
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in subsidiaries	21,102,082	18,271,871
1.03.01.02.01	Interest in subsidiaries	18,805,543	18,266,326
1.03.01.02.02	Goodwill/Negative goodwill	2,296,539	5,545
1.03.01.03	Other investments	11,163	10,883
1.03.02	Property, plant and equipment	2,443,209	2,369,273
1.03.03	Deferred charges	377,969	406,135

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006

2	Total liabilities	31,631,172	28,749,640
2.01	Current liabilities	5,055,394	4,207,296
2.01.01	Loans and financings	428,253	341,982
2.01.02	Debentures	74,145	0
2.01.03	Suppliers	432,216	371,249
2.01.04	Taxes, charges and contributions	597,476	523,239
2.01.04.01	Income and social contribution taxes	107,575	113,981
2.01.04.02	Other taxes, charges and contributions	489,901	409,258
2.01.05	Dividends payable	416,649	216,395
2.01.05.01	Dividends payable	15,444	15,500
2.01.05.02	Provision for interest attributed to shareholders’ equity	401,205	200,895
2.01.06	Provisions	283,524	213,026
2.01.06.01	Payroll, profit sharing and related charges	283,524	213,026
2.01.07	Accounts payable to related parties	2,226,672	2,072,041
2.01.08	Other	596,459	469,364
2.01.08.01	Unrealized loss on derivatives	358,115	305,442
2.01.08.02	Other liabilities	238,344	163,922
2.02	Long-term liabilities	7,021,171	4,744,719
2.02.01	Loans and financings	2,739,092	2,700,412
2.02.02	Debentures	2,065,080	0
2.02.03	Provisions	1,003,586	845,423
2.02.03.01	For contingencies	1,003,586	845,423
2.02.04	Accounts payable to related parties	717,486	714,217
2.02.05	Other	495,927	484,667
2.02.05.01	Sales tax deferrals	383,572	372,524
2.02.05.02	Other liabilities	112,355	112,143
2.03	Deferred income	152,349	152,417
2.05	Shareholders’ equity	19,402,258	19,645,208
2.05.01	Subscribed and paid-in capital	5,714,178	5,710,745
2.05.02	Capital reserve	12,654,569	13,131,685
2.05.02.01	Advances for future capital increase	0	408
2.05.02.02	Premium on the placement of stock option to repurchase of own shares	0	0
2.05.02.03	Goodwill in the subscription of shares	13,373,043	13,386,378
2.05.02.04	Tax incentives	526,430	500,114
2.05.02.05	Treasury shares	(1,244,904)	(755,215)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	289,030	289,030
2.05.04.01	Legal	208,831	208,831

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006

2.05.04.02	Statutory	80,199	80,199
2.05.04.02.01	For investments	80,199	80,199
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings/ accumulated losses	744,481	513,748

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005

3.01	Gross sales and/or services	5,140,673	15,566,180	4,585,046	5,975,289
3.02	Gross sales deductions	(2,748,572)	(8,341,628)	(2,384,545)	(3,086,211)
3.03	Net sales and/or services	2,392,101	7,224,552	2,200,501	2,889,078
3.04	Cost of sales and/or services	(885,973)	(2,697,588)	(908,369)	(1,208,775)
3.05	Gross profit	1,506,128	4,526,964	1,292,132	1,680,303
3.06	Operating Expenses/Income	(946,334)	(2,570,102)	(842,172)	(826,570)
3.06.01	Selling	(415,585)	(1,257,158)	(392,832)	(505,263)
3.06.02	General and administrative	(423,288)	(840,975)	(257,243)	(363,868)
3.06.02.01	Administrative Expenses	(109,362)	(310,809)	(96,460)	(131,645)
3.06.02.02	Management fees	(4,617)	7,351	(9,640)	(7,438)
3.06.02.03	Provisions for contingencies	(173,284)	(123,364)	(22,312)	(46,388)
3.06.02.04	Depreciation, amortization and depletion	(136,025)	(414,153)	(128,831)	(178,397)
3.06.03	Financial	(265,621)	(521,028)	(144,461)	(475,581)
3.06.03.01	Financial income	45,245	(27,387)	45,192	217,950
3.06.03.02	Financial expenses	(310,866)	(493,641)	(189,653)	(693,531)
3.06.04	Other operating income	3,481	60,287	475	4,634
3.06.05	Other operating expenses	(43,158)	(64,040)	(18,419)	(64,463)
3.06.06	Equity in the results of subsidiaries	197,837	52,812	(29,692)	577,971
3.07	Operating income	559,794	1,956,862	449,960	853,733
3.08	Non-operating income (expenses)	(2,572)	7,370	2,317	(20,429)
3.08.01	Income	7,488	27,989	12,180	12,297
3.08.02	Expenses	(10,060)	(20,619)	(9,863)	(32,726)
3.09	Income before taxes/profit sharing	557,222	1,964,232	452,277	833,304

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005

3.10	Provision for income and social contribution taxes	(60,275)	(221,618)	0	0
3.11	Deferred income tax	38,731	(17,056)	(2,372)	67,683
3.12	Statutory profit sharing/contributions	(49,592)	(100,303)	(50,823)	(52,447)
3.12.01	Profit sharing	(49,592)	(100,303)	(50,823)	(52,447)
3.12.01.01	Employees	(39,940)	(98,579)	(39,708)	(44,275)
3.12.01.02	Management	(9,652)	(1,724)	(11,115)	(8,172)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Income/Loss for the Period	486,086	1,625,255	399,082	848,540
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,458,211	64,458,211	65,580,076	65,580,076
	EARNINGS PER SHARE	0.00754	0.02521	0.00609	0.01294
	LOSS PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OUR GROUP AND OPERATIONS

	a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anhenser-Busch, Inc., through its subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

	b)	Main corporate events occurred in the quarter ended on September 30, 2006

i. Buyout of Quilmes Industrial S.A. (“Quinsa”)

As part of the share purchase agreement of Quinsa entered into in January 2003, the other joint controlling shareholders of Quinsa, Beverage Associates Corp (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev, in periods specified in each year as from April 2003, or at any moment in which there was a change in the ownership structure of AmBev. AmBev also had the right to determine the exchange of class A shares of Quinsa for shares of AmBev as from the end of the seventh year (as from April 2003).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

On April 13, 2006, the Company entered into an agreement whereby BAC sells the total of its shares in Quinsa to AmBev.

At the Extraordinary General Meeting, held on June 27, 2006, the Company’s shareholders ratified the execution of the Letter Agreement and the Appraisal Report related to the acquisition of 373,520,000 shares of Quinsa held by BAC.

On August 8, 2006, the Company closed the transaction with BAC,  announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding LTD. (“BAH”), acquired by AmBev at the total amount US$1.25 billion, resulting in a goodwill at the amount of R$2,330 thousand. With the closing of the operation, AmBev’s interest in Quinsa’s capital stock increased from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by means of which AmBev acquired an initial interest in Quinsa. In this transaction both parties agreed that the purchase price would be paid in cash and that the referred options will no longer be exercised.

ii. Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the corporate group Romero, entered into by means of a sale agreement of 25% of the capital stock of its indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Perú”) to Ransa Comercial S.A., a company integrating Romero Group. On July 14, 2006, the Company closed the transaction for the amount of R$8,167.

The agreement of purchase and sale of shares set forth that the conclusion of the transaction would be subject to the corporate restructuring of AmBev Perú and to the execution of a shareholders’ agreement. The shareholders’ agreement executed, provided for the granting, by AmBev, of an additional call option in favor of Romero Group for 5% of the capital stock of AmBev Perú.

On September 22, 2006, the call option of 5% of the capital stock was exercised at the amount of R$1,656, and the interest of Romero Group in the capital stock of AmBev Perú increased from 25% to 30%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING PRACTICES

	a)	Preparation of the quarterly information

The accounting practices adopted in the preparation of the quarterly information are consistent with those adopted by the Company in the preparation of the audited financial statements referring to the year ended on December 31, 2005 and the quarterly information for the quarters ended on March 31 and June 30, 2006.

The preparation of the quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of the property, plant and equipment, the necessary provisions for contingent liabilities, to calculate projections to determine the impairment of property, plant and equipment, deferred charges and deferred income tax, and to determine income tax provision, which, although they are the best estimate of management, actual values could differ from such estimates.

This quarterly information should be read in conjunction with our financial statements prepared for the year ended on December 31, 2005.

	b)	Consolidated financial statements - subsidiaries

All assets, liabilities and results of the subsidiaries were consolidated, and the interest of minority shareholders in the shareholders’ equity and results of periods is segregated.

In the consolidation, the investments in subsidiaries and the portion corresponding to their shareholders’ equity, the assets and liabilities balances and revenues and expenses, from consolidated intercompany transactions were eliminated. Additionally, the unrealized results arising from purchases of products of subsidiaries and associated companies was excluded, incorporated to the inventories at the end of each period, as well as other transactions among all the Company’s subsidiaries.

The financial statements of subsidiaries located abroad are prepared based on local currency as functional currency, that is, the main currency of the economic system in which the entity operates, and adjusted by inflation, when applicable, according to the variation of local prices indexes. This way, their assets, liabilities and shareholders’ equity are translated into reais at the exchange rates effective on the date of the financial statements.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In their turn, the income accounts are translated and maintained in reais at the average exchange rates of the period. The difference between the net income determined at the exchange rates on the date of the financial statements and the one ascertained at the average exchange rates of the period is recorded in “Other operating income”.

The consolidated financial statements include the financial statements, prepared on the same dates, of the companies either direct or indirect controlled by the Company.

c)	Proportionally consolidated financial statements

Since August 2006, the Company fully consolidates Quinsa’s financial statements which were until then proportionally consolidated. (See note 1 (b)(i)).

The net assets of Quinsa, consolidated in the Company’s financial statements, are as follow in the periods ended on:

	09.30.06	06.30.06

Current assets	869,247	483,907
Long-term assets	90,393	108,667
Permanent assets	1,853,021	1,085,934
Current liabilities	(820,751)	(441,503)
Long-term liabilities	(598,077)	(407,743)
Minority interest	(182,252)	(98,271)

Net assets	1,211,581	730,991

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Quinsa’s results, consolidated in the Company’s financial statements, are as follow in the quarters ended on:

	09.30.06	09.30.05

Net sales	492,627	269,703
Cost of sales	(211,929)	(118,913)

Gross profit	280,698	150,790
Operating expenses	(174,052)	(111,421)

Operating income	106,646	39,369
Non-operating (loss) gain	1,299	(702)
Income tax provision	(40,493)	(22,026)
Minority interest	(15,341)	(6,498)

Net income for the period	52,111	10,143

d)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, which are not subject to financial charges.

Agreements involving the Company’s foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

e)	Reclassifications

With the purpose of improving the presentation of certain amounts and transaction in its consolidated financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications: (i) from “exchange variation on foreign subsidiaries not affecting cash” and “effect of exchange variation on cash” in the statement of cash flow; (ii) between financial income and expenses without changing the net financial income; (iii) from Deferred Assets, the balance of goodwill on the merger of InBev Brasil and its respective provision for realization, to “Deferred Income and Social Contribution Taxes” in short and long terms. In income, from amortization and depreciation to the result of the current income and social contribution taxes the portion related to the realization of goodwill and the provision of the merger of InBev Brasil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

3.	OTHER ASSETS

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Current assets
Deferred income from commodities, swap and forward operations, net (Note 14.b (ii))	94,916	124,804	160,973	127,215
Advertising expenses reimbursement	45,462	49,353	80,526	64,861
Prepaid expenses	117,957	129,525	176,697	185,046
Advances to suppliers and others	433	481	17,487	23,792
Other accounts receivable	47,321	42,884	308,471	269,749

	306,089	347,047	744,154	670,663

Long-term assets
Long-term financial investments	—	—	2,118	56,945
Other taxes and charges recoverable	104,446	105,944	105,650	106,846
Prepaid expenses	20,018	20,018	20,018	20,018
Surplus - Instituto AmBev (Note 11.a)	—	—	2,731	4,487
Other accounts receivable	17,576	12,475	34,390	26,327

	142,040	138,437	164,907	214,623

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	TRANSACTIONS WITH RELATED PARTIES

The main transactions with related parties are as follows:

	2006

	Balances			Transactions

Companies	Accounts receivable	Accounts payable	Net loan agreements	Net sales	Net financial result

AmBev	814,366	1,623,657	(1,282,301)	95,918	(60,977)
Skol	—	—	(6,886)	—	—
Miranda Correa	1	1,891	17,831	—	—
Fratelli Vita Bebidas S.A.	3,959	8,848	119,912	4,318	3,383
Jalua Spain S.L.	—	—	(75,534)	—	(13,183)
Monthiers S.A.	1,425,417	—	1,428,893	—	86,436
Brahmaco	1,087	1,087	1,739	—	51
Arosuco	1,990	424	434,523	123,139	5
Dunvegan S.A.	133,456	1,087	(435,590)	—	(12,441)
Lambic S.A.	—	—	(16,452)	—	(133)
Cympay	38,977	1,156	1,490	17,139	35
Maltaria Uruguai S.A.	16,140	1,875	—	22,220	—
Malteria Pampa S.A.	8,566	1,162	353	22,807	1
CRBS S.A.	122,656	66	(3,474)	—	—
Eagle	—	868,126	(1,614)	—	1
Mar Caribe	107,486	130,209	—	—	—
CACN	48,574	39,628	24,875	20,336	344
Aspen	—	—	(162,050)	—	(3,826)
Labatt Canada	—	2,165	—	2,725	—
Quinsa	2,102	1,370	—	—	—
Other national	—	3,678	(17,355)	376	622
Other international	4,008	36,846	(24,250)	(23)	(1,106)

	2,728,786	2,723,276	4,110	308,955	(788)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Names used:

Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Cervejaria Miranda Correa S.A. (“Miranda Correa”)
Brahmaco International Limited (“Brahmaco”)
Arosuco Aromas e Sucos Ltda (“Arosuco”)
Cerveceria y Matería Payssandú – Cympay (“Cympay”)
Eagle Distribuidora de bebidas S.A. (“Eagle”)
Distribuidora de Bebidas Mar Caribe C.A (“Mar Caribe”)
Compania Brahma Venezuela S.A (“CACN”)
Aspen Equities Corporation (“Aspen”)

5.	INVESTMENT IN DIRECT SUBSIDIARIES

	a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Investment	Goodwill	Total

Balance on June 30, 2006	18,265,765	5,545	18,271,310
Acquisition of interests	407,670	2,330,598	2,738,268
Equity in the results of subsidiaries (i)	197,837		197,837
Goodwill amortization		(39,604)	(39,604)
Dividends received and receivable	(66,208)		(66,208)
Realization of intercompany profits	(67)		(67)
Exchange variation in foreign subsidiary	63		63
Reversal of provision for losses on investments	279		279
Capital contribution in jointly subsidiary	500		500
Gain and Losses on investments	(577)		(577)

Balance on September 30, 2006	18,805,262	2,296,539	21,101,801

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$242,462 (R$196,668 on September 30, 2005).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Goodwill
Future profitability expectation:
Labatt Canada (i)	—	—	16,383,303	16,383,303
BAH	2,330,598	—	2,330,598	—
Quinsa	—	—	1,029,853	1,029,853
QIB	—	—	93,372	93,372
Cympay	—	—	26,557	26,557
Embodom	—	—	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Pati do Alferes Particip. S.A.	3,372	3,372	—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Distribuidora Brakl	101,882	101,882	—	—
Distribuidora Ribeirão Preto	73,452	73,452	—	—
Distribuidora Jaguariúna	6,652	6,652	—	—
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
Subsidiaries of Labatt Canada (ii)	—	—	3,214,268	3,204,222
Subsidiaries of Quinsa (consolidated)	—	—	1,041,214	582,879

Total goodwill	2,530,783	200,185	24,382,007	21,583,028
Accumulated amortization	(234,244)	(194,640)	(6,000,711)	(5,437,689)

Total goodwill, net of amortization	2,296,539	5,545	18,381,296	16,145,339

Negative goodwill
Cervesursa	—	—	(13,864)	(13,864)
Incesa (consolidated)	—	—	(12,891)	(7,671)

Total negative goodwill	—	—	(26,755)	(21,535)

Net balance	2,296,539	5,545	18,354,541	16,123,804

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt APS in Labatt Canada totals R$1,762,244 (R$1,519,782 on June 30, 2006).
(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$3,182,359 on September 30, 2006 (R$3,172,023 on June 30, 2006).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	On September 30, 2006

	CRBS	Arosuco (i)	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - (in thousands):
Common shares/quotas	765,961	0.3	10,710	602,468	1,000,017

Total shares/quotas	765,961	0.3	10,710	602,468	1,000,017

Percentage of direct ownership in capital stock
In relation to common shares/quotas	99.65	99.70	50.00	50.69	99.99
In relation to total shares/quotas	99.65	99.70	50.00	50.69	99.99
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity (unsecured liability)	176,519	403,924	(1,067)	1,102,525	13,250,700

Investment	175,904	369,828	(533)	558,890	13,250,452

Net income (loss) for the period	(3,882)	66,458	(987)	(11,854)	(191)

Equity in the results of subsidiaries (i)	(3,868)	93,697	(493)	(6,008)	(191)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	On September 30, 2006

	Dahlen	BSA	Pepsi	Anep	Fratelli (i)

Number of shares/quotas held (in thousands):
Common shares/quotas	480	31,595	77,084	669,019	215
Preferred shares	—	—	—	—	130

Total shares/quotas	480	31,595	77,084	669,019	345

Percentage of direct ownership in capital stock
In relation to common shares/quotas	100.0	100.0	99.50	100.0	71.86
In relation to total shares/quotas	100.0	100.0	99.50	100.0	77.84
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	39,311	10,338	239,936	106,894	453,319

Investment	39,311	10,338	238,734	106,894	352,846

Adjusted net income (loss)	(1,091)	0.3	(3,571)	3,955	11,878

Equity in the results of subsidiaries (i)	(1,091)	0.3	(3,553)	3,955	14,453

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	On September 30, 2006

	BAH	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares/quotas held (in thousands):
Common shares/quotas	373,520	1,439,147	278	13,641	37	91
Preferred shares	—	—	—	—	35	—

Total shares/quotas	373,520	1,439,147	278	13,641	72	91

Percentage of direct ownership in capital stock
In relation to common shares/quotas	100.0	60.00	99.96	87.10	100.0	99.96
In relation to total shares/quotas	100.0	60.00	99.96	87.10	100.0	99.96
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	1,211,582	200,776	2,236,479	282,045	32,982	662,611

Investment	417,504	108,599	2,235,798	245,658	32,982	662,338	18,805,543

Net income (loss) for the period	10,207	5,709	69,970	18,752	7,091	(6,476)

Equity in the results of subsidiaries	10,207	4,624	69,185	16,302	7,091	(6,473)	197,837

(i)	The equity in the results of subsidiaries recognized by AmBev during the quarter ended on September 30, 2006 is affected by gains of tax incentives, at the total amount of R$31,564.

d)	Major relevant indirect holdings in subsidiaries:

	Total percentage of indirect holding -%

Company	09.30.06	06.30.06

Abroad
Quinsa	91.18	59.7
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

6.	PROPERTY, PLANT AND EQUIPMENT

	a)	Composition of property, plant and equipment

	Parent Company

	09.30.06			06.30.06

	Cost	Accumulated depreciation	Carrying amount	Carrying amount	Annual depreciation rates (i)

Land	91,969	—	91,969	91,969
Buildings and constructions	1,274,328	(689,058)	585,270	595,124	4.0%
Machinery and equipment	3,840,863	(3,323,622)	517,241	560,858	10.0%
External use movable assets	1,174,317	(567,014)	607,303	587,618	10.0%
Other assets and intangibles	1,101,051	(693,944)	407,107	413,413	19.9	%(ii)
Construction in progress	234,319	—	234,319	120,291

	7,716,847	(5,273,638)	2,443,209	2,369,273

	Consolidated

	09.30.06			06.30.06

	Cost	Accumulated depreciation	Carrying amount	Carrying amount	Annual depreciation rates (i)

Land	341,116	—	341,116	296,278
Buildings and constructions	2,797,517	(1,368,320)	1,429,197	1,265,660	4.0%
Machinery and equipment	9,171,879	(7,183,322)	1,988,557	1,825,206	10.0%
External use movable assets	2,084,324	(1,067,140)	1,017,184	932,003	10.0%
Other assets and intangibles	1,480,915	(949,083)	531,832	500,976	19.8	%(ii)
Construction in progress	389,639	—	389,639	268,965

	16,265,390	(10,567,865)	5,697,525	5,089,088

(i)	The rates may vary from 10% to 20%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on September 30 and June 30, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

As of September 30, 2006, the Company and its subsidiaries held properties for sale at the carrying amount of R$83,215 in the Parent Company and R$87,107 in the Consolidated (R$91,315 and 94,644 in the Parent Company and in the consolidated, respectively, on June 30, 2006), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$48,350 in the Parent Company and R$49,613 in the Consolidated (R$60,240 in the Parent Company and R$61,502 in the Consolidated, on June 30, 2006).

	b)	Assets with restriction granted as collateral for loans

Due to bank loans taken by the Company and its subsidiaries, on September 30, 2006 there are assets and property, whose accounting net balance, at the amount of R$416,211 (R$479,578 on June 30, 2006), which were granted as guarantee of bank loans. Such restriction has no impact on the use of such assets and on the Company’s operations.

7.	DEFERRED CHARGES

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Cost
Pre-operating expenses	175,089	172,780	244,998	242,624
Implementation and expansion expenses	48,288	48,288	53,536	53,523
Goodwill - Future profitability (i)	811,857	811,857	811,857	811,857
Other	167,356	167,356	209,068	206,673

Total cost	1,202,590	1,200,281	1,319,459	1,314,677
Accumulated amortization	(824,621)	(794,146)	(861,621)	(827,018)

Net deferred charges	377,969	406,135	457,838	487,659

(i)	The goodwill reclassified for deferred charges is based on the future profitability of operations sustaining its generation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	INDEBTEDNESS

				Parent Company

				Current		Long-term

Modality and purpose	Final maturity	Weighted Average Rate	Currency	09.30.06	06.30.06	09.30.06	06.30.06

In reais
ICMS tax incentives	Aug/2016	4.86%	R$	97,563	93,721	179,710	185,572
Investments in permanent assets	Aug/2011	TJLP + 3.86%	R$	145,127	122,792	332,495	301,145
Working capital	Jul/2006	8.75%	R$	—	10,768	—	—

				242,690	227,281	512,205	486,717
In foreign currency
Working capital	Dec/2006	4.23%	USD	53,287	—		—
Working capital	Dec/2006	4.20%	YEN	65,670	57,848		—
Bond 2011	Dec/2011	10.50%	USD	39,168	5,570	1,087,100	1,082,150
Bond 2013	Sep/2013	8.75%	USD	4,974	32,491	1,087,100	1,082,150
Investments in permanent assets	Jan/2011	UMBNDES+3.15%	UMBNDES	22,464	18,792	52,687	49,395

				185,563	114,701	2,226,887	2,213,695
Total loans and financings				428,253	341,982	2,739,092	2,700,412
Debentures 2009	Jul/2009	101.75%CDI	R$	29,203	—	817,050	—
Debentures 2012	Jul/2012	102.50%CDI	R$	44,942	—	1,248,030	—

				74,145	—	2,065,080	—
Total indebtedness				502,398	341,982	4,804,172	2,700,412

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

				Consolidated

				Current		Long-term

Modality and purpose	Final maturity	Weighted Average Rate	Currency	09.30.06	06.30.06	09.30.06	06.30.06

In reais
ICMS tax incentives	Aug/2016	4.86%	R$	98,714	97,164	187,176	195,816
Investments in permanent assets	Aug/2011	TJLP + 3.86%	R$	145,127	122,792	332,495	301,145
Working capital / guaranteed account	Jun/2011	15.88%	R$	65,724	76,309	650,189	648,227

				309,565	296,265	1,169,860	1,145,188
In foreign currency
Working capital	Jun/2011	5.88%	USD	64,077	18,781	95,665	95,229
Working capital	Dec/2006	2.67%	YEN	65,670	57,848	—	—
Working capital	Oct/2010	4.67%	CAD	14,962	4,075	641,989	1,163,604
Working capital	Oct/2006	7.50%	ARS	4,655	69,214		43,287
Working capital	May/2007	6.50%	UYU	11,149	6,540	—	—
Working capital	Sep/2008	9.00%	VEB	50,999	41,245	89,158	98,643
Working capital	Jan/2008	12.44%	DOP	55,288	27,961	10,357	10,529
Working capital	Aug/2011	7.38%	GTQ	15,559	20,414	47,941	43,432
Working capital	Oct/2010	6.61%	PEN	89,809	87,178	213,953	208,586
Working capital	Oct/2006	7.50%	BOB	24,333	14,200	—	—
Bond 2011	Dec/2011	10.50%	USD	39,168	5,570	1,087,100	1,082,150
Bond 2013	Sep/2013	8.75%	USD	4,974	32,491	1,087,100	1,082,150
Import financing	Oct/2011	6.03%	USD	65,587	78,734	8,458	3,188
Investments in permanent assets	Mar/2012	7.27%	USD	49,857	40,879	376,654	291,993
Investments in permanent assets	Dec/2012	11.40%	DOP	—	10,534	63,296	65,988
Investments in permanent assets	Sep/2009	10.60%	ARS	116,735	—	31,188	—
Investments in permanent assets	Jan/2011	UMBNDES + 3.15%	UMBNDES	22,462	18,792	52,686	49,395
Notes – Series A	Jul/2008	6.56%	USD	—	—	351,902	349,240
Notes – Series B	Jul/2008	6.07%	CAD	—	—	97,271	96,967
Senior Notes – BRI	Dec/2011	7.50%	CAD	—	—	172,753	172,213
Others	Oct/2007	13.96%	USD	23,878	—	93,406	—
Others	Aug/2008	9.48%	ARS	2,847	—	2,739	—

				722,009	534,456	4,523,616	4,856,594
Total loans and financings				1,031,574	830,721	5,693,476	6,001,782
Debentures 2009	Jul/2009	101.75%CDI	R$	29,203	—	817,050	—
Debentures 2012	Jul/2012	102.50%CDI	R$	44,942	—	1,248,030	—

				74,145	—	2,065,080	—
Total Indebtedness				1,105,719	830,721	7,758,556	6,001,782

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

USD - United States Dollar
CAD- Canadian Dollar
YEN - Japanese Yen
ARS - Argentine Peso
VEB - Venezuelan Bolivar
DOP - Dominican Peso
BOB – Bolivian Peso
GTQ - Guatemalan Quetzal
PEN - Peruvian Novo Sol
UYU – Uruguayan Peso
TJLP - Long-Term Interest Rate - Corresponding to 7.50% p.a. on 09/30/2006
ICMS - Value-Added Tax on Sales and Services
CDI - Interbank Deposit Certificate - corresponding to 14.18% p.a. on 09/30/2006
UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and conditional sale on equipment, see note 6(b).

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of September 30, 2006, long-term financings fall due as follows:

2007	206,597
2008	786,673
2009	917,890
2010	971,285
2011 onwards	4,876,111

7,758,556

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS sales tax incentives

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Current liabilities
Financings	97,563	93,721	98,714	97,164
Sales tax deferrals	19,357	19,739	19,357	19,739
Long-term liabilities
Financings	179,710	185,572	187,176	195,816
Sales tax deferrals	383,572	372,524	383,572	372,524

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item “Other taxes, charges and contributions payable”.

d)	Notes issued on the international market

The Company issued in September 2003 US$500 million in foreign securities (“Bond 2013”). These Notes incur 8.75% interest p.a., and will be amortized semiannually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$500 million in foreign securities (“Bond 2011”), incurring 10.5% interest p.a., amortized semi-annually from June 2002, and final maturity in December 2011. The Company filed with the SEC the Bond 2011 on October 4, 2002.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

e)	Labatt Canada

(i) Working capital

On December 12, 2002 and on May 25, 2004, Labatt Canada entered into two forward credit agreements at the respective amounts of CAD600 thousand and CAD700 thousand, with a bank syndicate and with same maturity date on December 12, 2005. Both agreements were fully prepaid on October 12, 2005.

On October 12, 2005 a syndicated loan of CAD1.2 billion was also made, of which forward CAD700 million and CAD500 million revolving credit with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On September 30, 2006, the bankers’ acceptance average rate on the debt stood at 4.35% per annum and the applicable margin was 0.45% p.a. (4.219% and 0.45% respectively on June 30, 2006).

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million in Series A Bank Notes (“Notes – Series A”) and CAD50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD200 million, by means of Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

f)	Contractual clauses

As of September 30, 2006, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	g)	Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817,050 million, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009 and the second series (“Debentures 2012) at the equivalent amount of R$1,248,030 million, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa, according to note 1 (b)(i).

9.	OTHER LIABILITIES

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Current liabilities
Dividends payable	—	—	9,702	14,500
Deposits for returnable package (i)	—	—	85,337	86,613
Provision for restructuring (ii)	—	—	72,909	84,505
Acquisition of commercial assets from distributors	21,099	23,151	21,099	23,151
Provision for income tax contingency (Note 10 (g))	—	—	129,761	126,057
Marketing accounts payable	68,574	64,433	68,574	64,433
Deferred net income from commodities swap and forward	9,737	277	9,737	2,411
Provision for royalties payment	—	—	37,278	38,253
Accounts payable for share buyback	3,622	3,626	3,622	3,626
Other accounts payable	135,312	72,435	268,874	211,605

	238,344	163,922	706,893	655,154

Long-term liabilities
Provision for medical assistance benefits and others (Note 11(b))	88,064	86,973	470,130	507,475
Deferred income and social contribution taxes	23,820	24,870	129,397	98,119
Deferred income of debt swap operations, net	—	—	107,442	108,669
Other accounts payable	471	300	11,361	17,273

	112,355	112,143	718,330	731,536

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)	Such deposits are made by points-of-sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii)

Labatt Canada announced, in September 2004, the shutting down of its plant in New Westminster, British Columbia. To face the expenditures with lay-offs, Labatt established a provision, in 2004, at the amount equivalent to CAD22 million.

Additionally, in December 2004, Labatt Canada announced the restructuring of the work force with the purpose of reducing the personnel fixed cost by 20%, recording a provision of CAD60.7 million to cover expenditures with lay-offs. On September 30, 2006, the balance of this provision is CAD30.8 million, equivalent to R$60,016 (CAD33.6 million, equivalent to R$65,238 on June 30, 2006).

On March 31, 2005, Labatt Canada announced the shutting down of Metro Brewery plant, in Toronto, Ontario. The closing shall occur in 2006. The balance of this provision on September 30, 2006 is CAD0.6 million, equivalent to R$1,224 (CAD1.9 million, equivalent to R$3,597 on June 30, 2006).

10.	LIABILITIES RELATED TO FISCAL CLAIMS AND PROVISIONS FOR CONTINGENCIES - CONSOLIDATED

	06.30.2006	Accruals	Payments	Reversals	Exchange variation/ Monetary restatement	Acquisition of interest in Quinsa	09.30.06

PIS and COFINS	328,890	120	—	(897)	6,253		334,366
ICMS and IPI	225,629	33,671	(5,073)	(15,518)	288		238,997
IRPJ and CSLL	67,574	4,478	(3,762)	(836)	(23)		67,431
Labor claims	277,123	32,660	(14,811)	(26,140)	(2,309)	4,700	271,223
Distributors	42,369	13,607	(1,327)	(9,790)	(1,805)	3,361	46,415
Other	118,054	145,227	(1,144)	(14,410)	(5,471)	11,414	253,670

	1,059,639	229,763	(26,117)	(67,591)	(3,067)	19,475	1,212,102

Abbreviations used:

•	IRPJ – Corporate Income Tax
•	CSLL – Social Contribution on Net Income
•	PIS – Social Integration Program
•	COFINS – Contribution for Social Security Financing
•	IPI – Tax on Processed Products
•	ICMS - Value-Added Tax

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Throughout the third quarter of 2006, the Company recorded provision in the amount of R$133.0 thousand, including related taxes, due to the change in the loss risk expectation related to a lawsuit against the Company about the subscription bonuses issued by Companhia Cervejaria Brahma from possible to likely.

As of September 30, 2006, the Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of legal counsel, the risk of loss is possible but not probable, totaling approximately R$5,099,684 (R$5,027,190 on June 30, 2006), and for which the Company’s management, supported by the opinion of its legal counsel, understands there is no need for accrual.

Throughout 2004 and 2005, the Company and its subsidiaries received tax deficiency notices, related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized out of the country.

Based on the opinion of its external consultants, the Company’s management understands that these tax deficiency notices were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its external consultants did not make provisions in relation to these tax deficiency notices, which totaled R$4,044,862. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Branch, the Company, based on the opinion of its legal consultants, considered that the amount of R$2,745,907 involves a probability of possible loss, while the amount of R$1,298,955 represents a remote loss probability.

On September 30, 2006, the Company and its subsidiaries do not have active nature contingencies whose probability of success is probable to be disclosed.

Main liabilities related to fiscal claims and provisions for contingencies:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on billings, exonerating it from the payment of this contribution on other revenues under the terms provided for by Law 9718/98. The lawsuits of some subsidiaries were judged definitively by the Federal Supreme Court and provisions related to these lawsuits already solved, at the amount of R$907 were reverted in the third quarter of 2006 (R$44,650 in the second quarter of 2006).

Following the enactment of Law no. 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

Following the enactment of Law no. 10,833, as of December 29, 2003, which established the new rules to calculate COFINS, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

b)	Income tax and social contribution on net income

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax on the income of 1996.

c)	Labor claims

This provision relates to claims from former employees pleading compensation complement. On September 30, 2006, judicial deposits for labor claims made by the Company and its subsidiaries, monetarily restated according to official indexes, amounted to R$170,712 (R$169,281 on June 30, 2006).

d)	Distributors’ claims

This provision relates mainly to contractual terminations with certain distributors.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	e)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

	f)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the loss probability or estimate its amount.

Labatt was sued by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount of the sue may reach CAD200 million, equivalent to R$389,084 on September 30, 2006 (R$387,868 on June 30, 2006).

In the event Labatt is required to pay these amounts, AmBev will be fully reimbursed by Labatt’s former parent company, InBev. The balance of the provision recorded in Labatt is CAD66.7 million equivalent to R$129,761 on September 30, 2006 (CAD65 million, equivalent to R$126,057 on June 30, 2006), classified as “contingency provision for income tax”, in Other Liabilities. AmBev has recorded accounts receivable from InBev at the amount of R$103,107 on September 30, 2006 (equivalent to CAD53 million) recorded in the item “Other accounts receivable”.

11.	SOCIAL PROGRAMS

	a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on September 30, 2006, the Company and its subsidiaries made contributions of R$1,401 (R$1,222 on September 30, 2005) to IAPP.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The surplus of assets of IAPP is recorded by the Company in its financial statements under “Other assets”, at the amount of R$20,018 (R$20,018 on June 30, 2006), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits not being granted to new retirements. On September 30, 2006, the balances of R$88,064 and R$470,130 of the Parent Company and the Consolidated (R$86,973 and R$507,475 of the Parent Company and the Consolidated on June 30, 2006), respectively, are recognized in the Company’s financial statements as “Other liabilities”, in “long-term liabilities” (see note 9 - Other liabilities).

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by the same amount of existing assets at the Zerrenner Foundation on the same date, and the excess of balance of assets was not recorded by the Company in its financial statements, due to the possibility of destination of its use for purposes other than exclusively related to the payment of benefits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

12.	SHAREHOLDERS’ EQUITY

	a)	Change in shareholders’ equity of the Parent Company

	Subscribed and paid-in capital stock	Capital reserve	Legal reserve	Treasury shares	Statutory reserve for investments	Retained earnings	Total

On June 30, 2006	5,710,745	13,886,900	208,831	(755,215)	80,199	513,748	19,645,208
Capital increase by payment in cash	3,433	(408)					3,025
Share buyback				(515,153)			(515,153)
Subsidy for investments and tax incentives		26,314					26,314
Share transfer to shareholders of the Plan		(13,333)		25,464			12,131
Dividends as interest attributed to shareholders’ equity						(255,353)	(255,353)
Net income for the period						486,086	486,086

On September 30, 2006	5,714,178	13,899,473	208,831	(1,244,904)	80,199	744,481	19,402,258

b)	Subscribed and paid-in capital stock

On September 30, 2006, the Company’s capital stock, at the amount of R$5,714,178, was represented by 65,897,236 thousand shares, 34,514,593 thousand of which are common shares and 31,382,643 thousand are preferred shares, all of them non-par registered shares.

On August 8, 2006, the Company increased its capital at the amount of R$3,433, upon the issuance of 3,655 thousand common shares and 717 thousand preferred shares, subscribed in cash.

c)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity and presented as dividends, to reflect the essence of the transaction.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The interest attributed to shareholders’ equity and dividends not required in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a).

On September 11, 2006, the Company, through its Board Members, resolved by unanimous and unqualified vote the distribution of Interest Attributed to Shareholders’ Equity in view of 2006 results, to be imputed to the minimum mandatory dividends of the same year, at the amount of R$6.5000 per one thousand common shares and R$7.1500 per one thousand preferred shares. The distribution will be levied pursuant to the prevailing legislation, resulting in a net distribution of R$5.5250 per one thousand common shares and R$6.0775 per one thousand preferred shares.

The aforementioned payments will be made as from October 30, 2006, by referendum of the next Annual General Meeting, based on the shareholding of September 26, 2006 for Bovespa’s shareholders and September 29, 2006 for NYSE’a shareholders, without monetary restatement. The shares and ADRs are traded ex-dividends as from September 27, 2006.

d)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on September 30, 2006 were as follows:

	Number of shares – lots of thousand

Description	Preferred	Common	Total	R$

On June 30, 2006	892,309	13,725	906,034	755,215
Share purchase - market	528,438		528,438	486,770
Repurchase of plan’s shares	28,700	4,624	33,324	28,383
Transfers to participants of the Plan	(23,976)	(4,795)	(28,771)	(25,464)

On September 30, 2006	1,425,471	13,554	1,439,025	1,244,904

In August 2006, the Company launched a new program to acquire common and preferred shares issued by it, up to the amount of R$1,000, in conformity with CVM Instruction no. 10/80 and its subsequent amendments. During the next 360 days the Company may repurchase up to 9.74% of the common shares and 3.79% of the preferred shares outstanding in each class.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

During the quarter ended on September 30, 2006, the Company acquired in the market 528,438 lots of one thousand shares, at the weighted average price of R$921.15, with a minimum price of R$835.00 and a maximum price of R$994.99.

Additionally, the Company transferred 28,771 lots of one thousand treasury shares to employees who exercised their rights to acquire shares under the Stock Ownership Plan for an amount of R$12,131. The cost of acquisition for these shares totaled R$25,464, resulting in a loss of R$13,333, which was recorded against the capital reserve.

13.	STOCK OWNERSHIP PLAN (“PLAN”)

AmBev maintains a plan for the purchase of shares by pre-selected employees, which is aimed at aligning the interests of shareholders and employees. The Plan was revised at the Extraordinary Shareholders’ Meeting as of April 20, 2006. The Plan is managed by the Board of Directors. The Board of Directors periodically creates stock ownership programs, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to and end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On September 30, 2006, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$80,951 (R$79,222 on June 30, 2006). The loans are guaranteed by the shares purchased.

Summary of movements in outstanding share options in the quarter ended on September 30, 2006 is as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Purchase option (lot of one thousand shares)

	Preferred	Common

On July 1, 2006	299,129	45,991
Movement occurred during the period
Exercised	(23,976)	(4,795)
Granted	—	—
Cancelled	(2,983)	(596)

On September 30, 2006	272,170	40,600

14.	TREASURY

	a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

	b)	Derivative instruments

The Company, with the purpose of mitigating the risks of exposure to certain market fluctuation in exchange rates, interest and commodities, contracts derivative operations. On September 30, 2006, the amounts contracted of derivative financial instruments are as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Description	09.30.06	06.30.06

Currency hedge
Reais/US$(*)	2,283,657	4,964,561
Reais/Yen	65,665	57,848
Peruvian Sol/US$	(22,177)	(30,949)
CAD/US$	237,794	208,141
CAD/R$	740,868	751,402
Interest rate hedge
CDI x Fixed Rate	(240,728)	(138,532)
Fixed Rate / Canadian Bankers Acceptance	438,482	446,201
Commodities hedge
Aluminum	250,266	234,851
Sugar	145,361	155,574
Wheat	(77,123)	876
Corn	5,400	—

	3,827,465	6,649,973

(*)

In April 2006, the Company contracted hedge in an amount equal to the acquisition value of the shares of BAC in Quinsa, according to the agreement mentioned in note 1(b)(i). In August 2006, following the financial settlement of the operation, the Company recorded a loss in the amount of R$2,186, recognized as acquisition cost of Quinsa.

i.	Market value of financial instruments currency and interest rate hedge

As of September 30, 2006, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments or respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on September 30, 2006, an additional gain of R$69,114 (R$29,049 on June 30, 2006), presented as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	345,876	366,259	20,383
Swaps/forwards	(188,417)	(181,680)	6,737
Forward R$x CAD Labatt Canada	11,046	47,283	36,237
Cross Currency Swap Labatt Canada (*)	(107,442)	(101,685)	5,757

	61,063	130,177	69,114

(*)	Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in results, when sale of corresponding product occurs.

During the quarter ended on September 30, 2006, the effect relating to the commodities and currency hedge operations recorded in earnings as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(59,989)
Hedge of aluminum	4,198
Hedge of sugar	(8,964)
Hedge of wheat and corn	24

(64,731)

On September 30, 2006 unrealized losses at the amount of R$151,236 were deferred: R$160,973 in other assets and R$9,737 in other liabilities. Such loss shall be recognized at debit of the Company’s result: the amount of R$149,117 in cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by the bond and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, accrued of monetary and exchange variations, according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of R$592,293 on September 30, 2006 (R$318,906 on June 30, 2006), as presented in the chart below:

Financial liabilities	Book value	Market value	Difference

International financings (other currencies) (iv)	2,286,399	2,286,399	—
Financings in Reais (iv)	1,001,803	1,138,129	(136,326)
BNDES/FINEP/EGF (iv)	477,620	477,620	—
Debentures	2,139,225	2,139,225	—
Resolution 63 / Compror 63 (iv)	118,960	118,620	340
Bonds – AmBev 11 and AmBev 13	2,218,342	2,644,937	(426,595)
Series A Notes (i)	351,902	359,233	(7,331)
Series B Notes (ii)	97,271	100,129	(2,858)
Senior Notes - BRI (iii)	172,753	192,276	(19,523)

	8,864,275	9,456,568	(592,293)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.

(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of September 30, 2006, approximately 120.13% of face value for Bond 2011 and 115.38% for Bond 2013. For the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Quarter ended on September 30

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.06

Financial income
Exchange variation on financial investments	—	—	619	(16,220)
Interest on cash and cash equivalents	16,924	12,290	28,393	28,584
Financial charges on taxes, contributions and judicial deposits	22,837	609	17,128	1,136
Interest on advances to employees for purchase of shares	2,209	527	2,243	1,021
Interest and exchange variation on loans	134	27,237	—	149
Other	3,141	4,529	4,481	478

	45,245	45,192	52,864	15,148

Financial expenses
Exchange variation on financings	(3,677)	157,979	(4,542)	159,234
Net losses on derivative instruments	(65,674)	(201,063)	(67,935)	(205,518)
Interest on debts in foreign currency	(65,809)	(71,759)	(127,035)	(124,952)
Interest on debts in reais	(66,158)	(20,609)	(66,188)	(21,312)
Interest and exchange variation on loans	(61,111)	(11,694)	(957)	(3,387)
Taxes on financial transactions	(33,194)	(23,395)	(40,680)	(32,280)
Financial charges on contingencies and other	(11,007)	(15,063)	(11,831)	(18,397)
Other	(4,236)	(4,049)	(7,275)	(10,699)

	(310,866)	(189,653)	(326,443)	(257,311)

Net financial income	(265,621)	(144,461)	(273,579)	(242,163)

(e)	Concentration of credit risk

A substantial part of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize derivative financial assets and liabilities in the event of default.

15.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Reconciliation of consolidated income and social contribution taxes expenses with nominal rates

	Quarter ended on

	09.30.06	09.30.05

Consolidated net income before income and social contribution taxes	831,297	678,397
Statutory profit sharing and contributions	(85,370)	(54,773)

Consolidated net income before income and social contribution taxes and minority interest	745,927	623,624

Expense with income and social contribution taxes at nominal rates (34%)	(253,615)	(212,032)
Adjustments to obtain the effective rate:
Interest attributed to shareholders’ equity	86,820	52,598
Foreign subsidiaries’ income not subject to taxation	8,522	(85,732)
Equity gains in subsidiaries	10,476	10,422
Goodwill amortization, non-deductible portion (i)	(92,269)	(68,683)
Future profitability goodwill - CBB merger (ii)	—	103,373
Fiscal effect hedge of exchange variation (iii)	13,685	—
Withholding taxes (iv)	(17,737)	—
Exchange variation on investments	(2,506)	(17,046)
Permanent additions and exclusions and others	(11,144)	(5,279)

Income and social contribution taxes expenses on income	(257,768)	(222,379)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)

The non-deductible goodwill amortization includes the goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$242,462 in the period ended on September 30, 2006 (R$196,668 on September 30, 2005), generating a tax effect as it is not deductible, totaling R$82,437 (R$66,867 on September 30, 2005).

(ii)	This amount refers to tax credit resulting from AmBev’s future goodwill deductibility in CBB as a result of CBB’s merger by AmBev.

(iii)

This corresponds to the tax effect protection on the exchange variation of loans and fixed rate notes contracted abroad. The amount protected is US$475,750 on September 30, and the tax gain of this protection in the quarter is R$13,685.

(iv)	Withholding taxes on dividends received in Denmark.

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income.

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Current	(60,275)	—	(144,860)	(194,081)
Deferred	38,731	(2,372)	(112,908)	(28,298)

Total	(21,544)	(2,372)	(257,768)	(222,379)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Breakdown of deferred taxes

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Current assets
Future profitability goodwill – Mergers	350,771	350,771	350,771	350,771
Long-term assets
Tax losses carryforwards	306,841	306,273	859,887	844,095
Temporary differences:
Intertemporal provisions	379,822	325,847	451,963	401,491
Provision of interest attributed to shareholders’ equity	—	62,315	—	62,315
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	2,203,407	2,291,099	2,203,407	2,291,099
Provision for restructuring	—	—	34,808	38,509
Provision for health care benefits	29,942	29,571	117,892	131,866
Provision for employees profit sharing	39,950	26,821	47,588	32,166
Provision for losses on assets held for sale	16,439	20,482	16,869	20,911
Provision for losses on hedge	138,759	131,640	138,759	131,640
Allowance for doubtful accounts	9,438	8,885	10,418	9,697
Provision for marketing and sales expenses	23,315	21,907	23,315	21,907
Others	81,104	54,187	153,277	109,234

	3,232,102	3,282,112	4,065,803	4,102,549

Long-term liabilities (Note 9)
Temporary differences
Accelerated depreciation	—	—	57,666	48,804
Others	23,820	24,870	71,731	49,315

	23,820	24,870	129,397	98,119

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated effective balance of deferred income and social contribution taxes over tax losses is shown as follows:

09.30.06

(millions of reais)
2006	47
2007	96
2008	136
2009	187
2010	229
2011	165

860

The asset recorded is limited to the amounts for which offset is supported by taxable income projections, discounted to present value, realized by the Company until the next 10 years, also considering that tax loss carryforward is limited to 30% of annual taxable income, determined according to Brazilian tax laws.

The balance of deferred income tax assets as of September 30, 2006 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of September 30, 2006 will be realized until the fiscal year of 2011, however, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and amounts.

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward should not be taken as an indicator of the Company’s future profits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

16.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2006, 2007 and 2008 onwards, already contracted on September 30, 2006, at the amounts of R$386,378, R$318,882 and R$313,673 (R$469,363, R$276,908 and R$304,000 , respectively, on June 30, 2006).

17.	OPERATING INCOME (EXPENSES), NET

	Quarter ended on

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Operating income
Gain on tax incentive programs in subsidiaries	—	—	32,479	30,711
Exchange variation of investments abroad	63	—	19,164	—
Negative goodwill on tax incentive (ICMS)	1,118	—	1,118	—
Tax recovery	1,004	—	1,004	—
Reversal of personnel indemnity	—	—	4,680	—
Reversal of provision for investment loss	—	—	21,964	—
Other operating income	1,296	475	9,155	1,827

	3,481	475	89,564	32,538

Operating expenses
Goodwill amortization	(39,604)	(9,639)	(337,190)	(279,756)
Exchange variation on investments abroad	—	(5,775)	(3,798)	(54,771)
Provision for personnel indemnity	—	—	(6,617)	—
PIS/COFINS on other income	(219)	(158)	(250)	—
Other operating expenses	(3,335)	(2,847)	(10,588)	(9,513)

	(43,158)	(18,419)	(358,443)	(344,040)

Operating income (expenses), net	(39,677)	(17,944)	(268,879)	(311,502)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

18.	NON-OPERATING INCOME (EXPENSES), NET

	Quarter ended on

	Parent Company		Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Non-operating income
Sale of assets from property, plant and equipment	7,377	4	12,019	28,830
Income from investments	—	—	9,823	—
Reversal of provision for unrealized income in subsidiaries	—	9,268	—	—
Other non-operating income	111	2,908	786	2,156

	7,488	12,180	22,628	30,986

Non-operating expenses
Provision for losses on permanent assets	—	(8,971)	—	(8,971)
Loss of interest ownership in investees	(298)	—	(577)	(19,078)
Residual amount of assets sold	(9,734)	(125)	(13,393)	(6,713)
Other non-operating expenses	(28)	(767)	(6,617)	(2,588)

	(10,060)	(9,863)	(20,587)	(37,350)

Other non-operating income (expenses), net	(2,572)	2,317	2,041	(6,364)

19.	INSURANCE

As of September 30, 2006 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

20.	SUBSEQUENT EVENTS

(i) Settlement Credit Suisse S/A

On October 5, 2006 AmBev reached a settlement with Banco de Investimentos Credit Suisse S/A, Credit Suisse “Próprio” Fundo de Investimentos em Ações and Brazilian Securities (Netherlands) B.V. (together, “CS Parties”) in connection with litigation brought by such parties against AmBev relating to warrants issued by Companhia Cervejaria Brahma. All parties to the litigation have agreed to waive their alleged claims and have agreed that all claims should be withdrawn. AmBev will pay the CS Parties an aggregate amount in cash equal to US$52 million. The warrants will not be exercised and, as a result, there will be no issue of shares by AmBev.

The Company recorded a provision during the third quarter for the amount of R$133.0 thousand, including related taxes, as probable risk of loss relating to this lawsuit.

AmBev and Credit Suisse have reestablished their business relationship and thus Credit Suisse will again be its provider of banking services.

(ii) Sale of brands Bieckert, Palermo and Imperial

On October 12, 2006, the Company announced its subsidiary Quilmes Industrial (Quinsa) selected Inversora Cervecera to acquire the brands Palermo, Bieckert and Imperial, as well as the plant located in Lujan. This transaction was a requirement of Argentine anti-trust authorities in connection with the approval of the strategic alliance between AmBev and Quinsa in 2003.

Quinsa has submitted the transaction to Argentine anti-trust authorities for approval.

(iii) Assessment on offshore profits taxation

On October 26, 2006, the Tax Payer Counsel published the unanimous decision recognizing the tax treaty between Brazil and Spain as being valid, excluding the Brazilian taxation of profits obtained by the subsidiary Jalua Spain.

As a result, the lawsuit at the amount of R$562.7 thousand may be reclassified to remote loss.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

See the Company’s Consolidated Performance Overview

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006

1	Total Assets	35,239,837	32,273,854
1.01	Current Assets	5,574,788	5,368,038
1.01.01	Available funds	1,227,693	1,101,216
1.01.01.01	Cash and cash equivalents	1,227,693	1,101,216
1.01.02	Credits	2,076,746	2,103,781
1.01.02.01	Short-term investments	353,107	479,810
1.01.02.02	Unrealized gain on derivatives	0	0
1.01.02.03	Trade accounts receivable	1,039,595	977,574
1.01.02.04	Taxes recoverable	684,044	646,397
1.01.03	Inventories	1,175,424	1,141,607
1.01.03.01	Finished products	352,747	342,351
1.01.03.02	Work in process	73,342	60,834
1.01.03.03	Raw materials	424,666	437,232
1.01.03.04	Production materials	203,620	201,250
1.01.03.05	Provision for losses	(17,953)	(16,420)
1.01.03.06	Supplies and other	139,002	116,360
1.01.04	Other	1,094,925	1,021,434
1.01.04.01	Deferred income tax and social contribution	350,771	350,771
1.01.04.02	Other assets	744,154	670,663
1.02	Long-term assets	5,110,179	5,168,854
1.02.01	Sundry Credits	4,712,602	4,729,234
1.02.01.01	Compulsory, judicial deposits and tax incentives	565,848	547,463
1.02.01.02	Advances to employees for purchase of shares	80,951	79,222
1.02.01.03	Deferred income tax and social contribution	4,065,803	4,102,549
1.02.02	Accounts receivable from related parties	69	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	69	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	397,508	439,620
1.02.03.01	Assets held for sale	87,107	94,644
1.02.03.02	Recoverable Taxes	145,494	130,353
1.02.03.03	Other assets	164,907	214,623
1.03	Permanent Assets	24,554,870	21,736,962
1.03.01	Investments	18,399,507	16,160,215
1.03.01.01	Interest in associated companies	6,706	5,119
1.03.01.02	Interest in subsidiaries	18,354,541	16,123,804
1.03.01.02.01	Goodwill/Negative goodwill	18,354,541	16,123,804
1.03.01.03	Other investments	38,260	31,292
1.03.02	Property, plant and equipment	5,697,525	5,089,088
1.03.03	Deferred charges	457,838	487,659

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 9/30/2006	4 - 6/30/2006

2	Total liabilities	35,239,837	32,273,854
2.01	Current liabilities	5,429,076	4,241,126
2.01.01	Loans and financings	1,031,574	830,721
2.01.02	Debentures	74,145	0
2.01.03	Suppliers	1,011,511	764,904
2.01.04	Taxes, charges and contributions	1,282,832	1,078,415
2.01.04.01	Income tax and social contribution	344,166	279,574
2.01.04.02	Other taxes, charges and contributions	938,666	798,841
2.01.05	Dividends payable	418,519	218,416
2.01.05.01	Dividends payable	52,797	38,195
2.01.05.02	Provision for interest attributed to shareholders’ equity	365,722	180,221
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,610,495	1,348,670
2.01.08.01	Payroll, profit sharing and related charges	491,818	387,586
2.01.08.02	Unrealized loss on derivatives	411,784	305,930
2.01.08.03	Other liabilities	706,893	655,154
2.02	Long-term liabilities	10,072,560	8,165,481
2.02.01	Loans and financings	5,693,476	6,001,782
2.02.02	Debentures	2,065,080	0
2.02.03	Provisions	1,212,102	1,059,639
2.02.03.01	For contingencies	1,212,102	1,059,639
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	1,101,902	1,104,060
2.02.05.01	Sales tax deferrals	383,572	372,524
2.02.05.02	Other liabilities	718,330	731,536
2.03	Deferred income	149,945	149,945
2.04	Minority interest	185,998	72,094
2.05	Shareholders’ equity	19,402,258	19,645,208
2.05.01	Subscribed and paid-in capital	5,714,178	5,710,745
2.05.02	Capital reserve	12,654,569	13,131,685
2.05.02.01	Advances for future capital increase	0	408
2.05.02.02	Premium on the placement of stock option to repurchase own shares	0	0
2.05.02.03	Goodwill in the subscription of shares	13,373,043	13,386,378

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 9/30/2006	4 - 6/30/2006

2.05.02.04	Tax incentives	526,430	500,114
2.05.02.05	Treasury shares	(1,244,904)	(755,215)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	289,030	289,030
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	80,199	80,199
2.05.04.02.01	For investments	80,199	80,199
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings /accumulated losses	744,481	513,748

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Brazilian Corporate Law
QUARTERLY INFORMATION - ITRs	September 30, 2006
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005

3.01	Gross sales and/or services	7,820,172	22,620,752	6,936,503	20,236,622
3.02	Gross sales deductions	(3,482,853)	(10,276,570)	(3,026,176)	(8,926,403)
3.03	Net sales and/or services	4,337,319	12,344,182	3,910,327	11,310,219
3.04	Cost of sales and/or services	(1,479,532)	(4,152,722)	(1,391,702)	(4,095,094)
3.05	Gross profit	2,857,787	8,191,460	2,518,625	7,215,125
3.06	Operating expenses/income	(2,028,531)	(5,574,303)	(1,833,864)	(5,329,618)
3.06.01	Selling	(950,396)	(2,809,333)	(871,302)	(2,502,806)
3.06.02	General and administrative	(536,148)	(1,223,404)	(409,357)	(1,154,894)
3.06.02.01	Administrative expenses	(179,402)	(555,616)	(192,007)	(596,500)
3.06.02.02	Management fees	(4,637)	7,332	(9,697)	(16,717)
3.06.02.03	Depreciation, amortization and depletion	(191,817)	(575,725)	(175,726)	(483,216)
3.06.02.04	Provision for contingencies	(160,292)	(99,395)	(31,927)	(58,461)
3.06.03	Financial	(273,579)	(784,332)	(242,163)	(768,343)
3.06.03.01	Financial income	52,864	186,534	15,148	53,608
3.06.03.02	Financial expenses	(326,443)	(970,866)	(257,311)	(821,951)
3.06.04	Other operating income	89,564	230,530	32,538	278,572
3.06.05	Other operating expenses	(358,443)	(988,765)	(344,040)	(1,183,287)
3.06.06	Equity in results of subsidiaries	471	1,001	460	1,140
3.07	Operating income	829,256	2,617,157	684,761	1,885,507
3.08	Non-operating income	2,041	(14,488)	(6,364)	(173,367)
3.08.01	Income	22,628	61,435	30,986	72,987

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Brazilian Corporate Law
QUARTERLY INFORMATION - ITRs	September 30, 2006
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005

3.08.02	Expenses	(20,587)	(75,923)	(37,350)	(246,354)
3.09	Income before taxes/profit sharing	831,297	2,602,669	678,397	1,712,140
3.10	Provision for income tax and social contribution	(144,860)	(643,014)	(194,081)	(641,515)
3.11	Deferred income tax	(112,908)	(205,789)	(28,298)	(100,582)
3.12	Statutory profit sharing/contributions	(85,370)	(154,669)	(54,773)	(120,648)
3.12.01	Profit sharing	(85,370)	(154,669)	(54,773)	(120,648)
3.12.01.01	Employees	(75,545)	(153,828)	(43,006)	(104,537)
3.12.01.02	Management	(9,825)	(841)	(11,767)	(16,111)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(2,073)	26,058	(2,163)	(855)
3.15	Net income for the period	486,086	1,625,255	399,082	848,540
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,458,211	64,458,211	65,580,076	65,580,076
	EARNINGS PER SHARE	0.00754	0.02521	0.00609	0.01294
	LOSS PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AMBEV REPORTS THIRD QUARTER 2006 RESULTS

São Paulo, November 9, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the third quarter 2006 (3Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of the Canadian Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the third quarter 2005 (3Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

Consolidated EBITDA reached R$1,824.0 million (+18.0%). EBITDA margin reached 42.1% (+250 bps).

Beer Brazil EBITDA’s grew 18.0%, achieving 48.2% margin; AmBev market share reached 68.6% during 3Q06, and sales volume increased 4.3%.

CSD & Nanc sales volume rose 10.4% in Brazil; EBITDA amounted to R$132.4 million, up 4.4% reaching 30.9% margin.

Quinsa total EBITDA grew 31.9% in US dollars, excluding the higher stake from AmBev in Quinsa.

Labatt EBITDA increased 4.5% in Canadian dollars, and the EBITDA margin reached 43.0% in North American operation.

Net earnings per thousand shares rose 23.9%. Excluding goodwill amortization, we observed a 23.4% increase in earnings per thousand shares.

Financial Highlights – AmBev Consolidated			%
R$ million	3Q06	3Q05	Change
Net revenues	4,337.3	3,910.3	10.9%
Gross profit	2,857.8	2,518.6	13.5%
EBIT	1,531.5	1,197.6	27.9%
EBITDA	1,824.0	1,546.0	18.0%
Net income	486.1	399.1	21.8%
No. of shares outstanding (millions)	64,458.2	65,580.1	-1.7%
EPS (R$/000 shares)	7.54	6.09	23.9%
EPS excl. goodwill amortization (R$/000 shares)	12.77	10.35	23.4%
EPS (US$/ADR)	0.35	0.26	33.6%
EPS excl. goodwill amortization (US$/ADR)	0.59	0.44	33.1%

Notes:
(1) Average exchange rates between Reais and US Dollars used for 3Q06 and 3Q05 were R$ 2.17/US$ and R$2.34/US$, respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 3Q06 and 3Q05 were R$1.94/CAD$ and R$1.95/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.
(5) Quinsa consolidation was an average of 86.6% for the quarter, being 100% in the months of August and September. AmBev’s stake in Quinsa was 91.8% in these months.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Message from AmBev Management

AmBev has once again reached the end of 3Q06 showing solid results, with an EBITDA 18.0% higher compared to 3Q05. This growth was lead by the beer operations in Brazil, which EBITDA showed an 18.0% increase and by Quinsa, which posted a 31.9% EBITDA increase in US dollars (excluding the effect of AmBev’s higher stake). The Canadian business contributed with 25.9% of the consolidated EBITDA, showing a 4.5% growth in Canadian dollars.

The operations in Brazil showed a good performance, highlighting the beer business. With market share higher than the same period of previous year (3Q06, 68.6%; 3Q05, 68.1%), a solid 4.3% growth in volume, and operating improvements, the beer business posted a 330 bps EBITDA margin increase, reaching 48.2%. The CSD & Nanc operation showed volume 10.4% higher compared to last year and a 4.4% EBITDA growth. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, CEO for Latin America, affirmed: “This has been another quarter in which we showed strong growth in Brazil. Despite the pressures in commodities, mainly sugar in the CSD & Nanc division, we were efficient in the utilization of resources and managed to keep costs under control. The revenues line was very positive and, with our new products, Skol Lemon, H2OH! and Brahma Black, we are confident in a good performance for the summer.”

Quinsa continues to deliver great results, with volume growing 15.3% in beer and 30.7% in soft drinks. In HILA-ex, we have obtained a positive EBITDA for the first time in the year, meeting our expectations, with highlight to the performance of soft drinks in the Dominican Republic. “We are enthusiastic about the materialization of the last stage of our alliance with Quinsa. 2006 is showing to be a year of great results and we are optimistic about future perspectives. In HILA-ex, we are still far from our objective, but I believe that we are in the right path, what is evidenced by the last results”, said Luiz Fernando Edmond.

In Canada, the continued focus in operating efficiencies and cost control drove EBTIDA growth of 4.5%. The savings captured in both COGS and SG&A helped offset industry volumes, which kept constant in the quarter, and the continued pressure in Labatt’s market share in Ontario. The challenge in this operation remains unchanged: the combination of a mature industry and intense price competition requires AmBev to aggressively reduce costs in order to increase the support of our brands and lay the ground for sustainable growth.  According to Miguel Patricio, AmBev CEO for North America, “We have been disciplined in reducing Labatt’s cost structure, balancing the flow of savings between the bottom line and investment in our brands. Labatt benefits from a healthy set of premium and specialty brands like Keith’s, Kokanee, Brahma, Stella Artois, Budweiser and Bud Light, which consistent growth has offset the decline of traditional brands like Labatt Blue”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

BUSINESS PERFORMANCE BY REGION

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA
Total: R$4,337.3 million	Total: R$1,824.0 million

The chart below shows the EBITDA growth for each business unit.

EBITDA Growth (R$ Million) – 3Q06 compared to 3Q05

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,153.8 million (+16.4%), representing 63.3% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	15,113	14,485	4.3%	5,186	4,696	10.4%	n.a	n.a	n.a	20,299	19,181	5.8%
Net Revenue	2,082.6	1,895.7	9.9%	429.0	383.2	12.0%	41.3	46.9	-11.8%	2,552.8	2,325.8	9.8%
Net Revenue/hl	137.8	130.9	5.3%	82.7	81.6	1.4%	n.a	n.a	n.a	125.8	121.3	3.7%
COGS	(594.2)	(602.2)	-1.3%	(223.1)	(191.8)	16.3%	(21.9)	(31.0)	-29.6%	(839.2)	(825.0)	1.7%
COGS/hl	(39.3)	(41.6)	-5.4%	(43.0)	(40.8)	5.3%	n.a	n.a	n.a	(41.3)	(43.0)	-3.9%
Gross Profit	1,488.3	1,293.6	15.1%	205.8	191.3	7.6%	19.5	15.8	23.0%	1,713.6	1,500.7	14.2%
Gross Margin	71.5%	68.2%	320 bps	48.0%	49.9%	-200 bps	47.1%	33.8%	1330 bps	67.1%	64.5%	260 bps
SG&A excl. deprec. & amort.	(518.1)	(480.0)	7.9%	(79.4)	(71.1)	11.7%	(0.8)	(0.7)	9.4%	(598.3)	(551.9)	8.4%
SG&A deprec. & amort.	(104.6)	(155.0)	-32.5%	(36.3)	(49.8)	-27.1%	0.0	0.0	n.a.	(140.9)	(204.7)	-31.2%
SG&A Total	(622.7)	(635.0)	-1.9%	(115.7)	(120.9)	-4.3%	(0.8)	(0.7)	9.4%	(739.2)	(756.6)	-2.3%
% of Net Revenue	29.9%	33.5%	-360 bps	27.0%	31.5%	-460 bps	1.9%	1.6%	40 bps	29.0%	32.5%	-360 bps
EBIT	865.6	658.6	31.4%	90.1	70.5	27.9%	18.7	15.1	23.7%	974.4	744.2	30.9%
EBIT Margin	41.6%	34.7%	680 bps	21.0%	18.4%	260 bps	45.2%	32.2%	1300 bps	38.2%	32.0%	620 bps
EBITDA	1,002.8	849.6	18.0%	132.4	126.7	4.4%	18.7	15.1	23.7%	1,153.8	991.4	16.4%
EBITDA Margin	48.2%	44.8%	330 bps	30.9%	33.1%	-220 bps	45.2%	32.2%	1300 bps	45.2%	42.6%	260 bps

Beer Brazil

Volume

Beer sales volume reached 15.1 million hectoliters (+4.3%). This result reflects the Brazilian market growth and the good performance of our mainstream and premium brands, which ensured AmBev’s higher average market share (3Q06: 68.6%; 3Q05: 68.1%), information estimated by ACNielsen. In September, AmBev’s market share stood at 68.5%.

Net revenues

Net revenues from Beer Brazil operation reached R$2,082.6 million in 3Q06 (+9.9%). This increase was due to a 4.3% growth in sales volume and to a 5.3% growth in the revenues per hectoliter, which reached R$137.8. The main factors explaining this movement were (i) price increases in December 2005; (ii) increased sales volume through direct distribution; (iii) growth of the premium brands (Bohemia: + 27.8%; Original: +40.6%). Compared to 2Q06, revenues per hectoliter went down by 0.1%.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$594.2 million (-1.3%) in 3Q06. COGS per hectoliter dropped 5.4% (3Q06: R$39.3; 3Q05: R$41.6), benefited by (i) lower exchange rate implicit (3Q06: R$2.70/US$; 3Q05: R$3.02/US$); (ii) efficiency gains in production processes and reduction of input costs; (iii) higher share of returnable packages in the packages mix; and (iv) higher dilution of fixed costs due to increased volume, which more than offset the increase in the price of aluminum. Compared to 2Q06, COGS per hectoliter decreased 0.3%.

AmBev informs that it has already entered into hedge agreements for 100% of the Aluminum exposure and 92.5% of the foreign exchange exposure for 2007. The Company estimates that these agreements represent the following gains or losses per hectoliter compared to 2006:  1Q07: Dollar R$1.07, Aluminum R$-1.39, Total R$ -0.32; 2Q07: Dollar R$1.66, Aluminum R$-1.13, Total R$ 0.53; 3T07: Dollar R$1.90, Aluminum R$-0.63, Total R$ 1.27; 4T07: Dollar R$1.57, Aluminum R$0.63, Total R$ 2.20. Depending on the breakdown of the packaging mix or volume produced in the periods these amounts may not be achieved.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Gross Profit

Gross profit for Beer Brazil reached R$1,488.3 million (+15.1%). Gross margin reached 71.5%, an expansion of 320 basis points.

SG&A

SG&A expenses for Beer Brazil accumulated R$622.7 million (-1.9%).

Depreciation and amortization expenses related to SG&A totaled R$104.6 million (-32.5%). These expenses decreased due to the new recording criteria of the amortization of the deferred assets generated from the merge of InBev Brasil, which is detailed in the income tax and social contribution item on page 21.

Excluding depreciation and amortization, the SG&A expenses of Beer Brazil reached R$518.1 million (+7.9%). The main reasons for this increase were: (i) fixed costs increase in line with inflation (ii) increased sales volume (iii) increased direct distribution.

Compared to 2Q06, the SG&A expenses dropped 10.5%, offsetting the higher marketing and sales expenses allocated in the 2Q06 for the World Cup.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$865.6 million (+31.4%). EBIT margin increased 680 basis points, reaching 41.6%.

EBITDA for Beer Brazil accumulated R$1,002.8 million (+18.0%), with margin over net revenues of 48.2% (+330 basis points). The accumulated EBITDA in 9M06 is R$3,105.6 million, with accumulated EBITDA margin of 49.3%.

CSD & Nanc

Volume

CSD & Nanc sales volume reached 5.2 million hectoliters (+10.4%), as a result of the combination of the soft drinks market growth with the maintenance of the average market share of AmBev (3Q06: 16.7%; 3Q05: 16.7%) estimated by ACNielsen. In the Nanc segment, the highlight was Gatorade, which delivered a 47.9% increase in volume.

Net Revenues

CSD & Nanc business segment recorded net revenues of R$429.0 million (+12.0%), boosted by sales volume growth and increasing net revenues per hectoliter.

Net revenues per hectoliter increased 1.4% (3Q06: R$82.7; 3Q05: R$81.6), reflecting (i) small price increases during the year and (ii) higher share of Nanc in the segment, which were partially offset by the (ii) higher market share of multi-serve packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc reached R$223.1 million (+16.3%), as a result of the increased sales volume (+10.4%) and 5.3% increase in COGS per hectoliter (3Q06: R$43.0; 3Q05: R$40.8). The (i) increase in sugar and aluminum costs surpassed the gains obtained by (ii) lower implicit US dollar (3Q06: R$2.70/US$; 3Q05: R$3.02/US$); (iii) higher share of multi-serve packages of 2.0 and 2.5 liters (PET); and (iv) more efficiency and reduction of input costs.  Compared to 2Q06, COGS per hectoliter increased 14.8%, basically, due to the impact of sugar cost increase.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AmBev informs that it has already entered into hedge agreements for 100% of the Aluminum and Sugar exposure and  92.5% of the foreign exchange exposure for 2007. The Company estimates that these agreements represent the following gains or losses per hectoliter compared to 2006:  1Q07: Dollar R$1.69, Aluminum and Sugar R$-3.45, Total R$-1.76; 2Q07: Dollar R$2.59, Aluminum and Sugar R$-1.76, Total R$0.83; 3Q07: Dollar R$2.91, Aluminum and Sugar R$1.06, Total R$3.97; 4Q07: Dollar R$2.34, Aluminum and Sugar R$2.32, Total R$4.66. Depending on the breakdown of the packaging mix or volume produced in the periods these amounts may not be achieved.

Gross Profit

Gross profit in the CSD & Nanc business segment reached R$205.8 million (+7.6%), while the gross margin decreased by 200 basis points, reaching 48.0%.

SG&A

CSD & Nanc operation amounted R$115.7 million (-4.3%) in SG&A expenses.

Depreciation and amortization expenses related to SG&A totaled R$36.3 million (-27.1%). These expenses decreased due to the new recording criteria of the amortization generated by the merge of InBev Brasil, which is detailed in the income tax and social contribution item on page 21.

Excluding depreciation and amortization expenses, SG&A expenses reached R$79.4 million (+11.7%). This growth is a result of (i) fixed costs growing in line with the inflation; (ii) increased volume; and (iii) increased direct distribution. Compared to 2Q06, SG&A expenses decreased 25.1%, offsetting the higher marketing and sales expenses allocated in the 2Q06 for the World Cup.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$90.1 million (+27.9%). EBIT margin increased by 260 basis points, and stood at 21.0%.

EBITDA for the segment amounted to R$132.4 million (+4.4%), and EBITDA margin reduced 220 basis points to 30.9%. The accumulated EBITDA in 9M06 is R$435.2 million, with accumulated EBITDA margin of 34.3%.

Malt and By-Products

Net revenues for Malt and By-Products reached R$41.3 million (-11.8%). EBIT and EBITDA were R$18.7 million (+23.7%).

Hispanic Latin America - HILA

HILA operations achieved EBITDA of R$197.8 million (+102.7%), accounting for 10.8% of AmBev’s consolidated EBITDA.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	6,374	5,280	20.7%	1,693	1,679	0.8%	8,067	6,959	15.9%
Net Revenue	492.6	269.7	82.7%	194.1	201.6	-3.7%	686.7	471.3	45.7%
Net Revenue/hl	89.3	90.6	-1.5%	114.7	120.1	-4.5%	95.2	101.2	-6.0%
COGS	(211.9)	(118.9)	78.2%	(115.3)	(107.0)	7.7%	(327.2)	(226.0)	44.8%
COGS/hl	(38.4)	(40.0)	-3.9%	(68.1)	(63.8)	6.8%	(45.4)	(48.5)	-6.5%
Gross Profit	280.7	150.8	86.2%	78.8	94.6	-16.6%	359.5	245.4	46.5%
Gross Margin	57.0%	55.9%	110 bps	40.6%	46.9%	-630 bps	52.4%	52.1%	30 bps
SG&A excl. deprec. & amort.	(106.9)	(64.7)	65.3%	(86.4)	(103.9)	-16.9%	(193.3)	(168.6)	14.6%
SG&A deprec. & amort.	(16.8)	(10.0)	68.0%	(17.8)	(16.2)	9.7%	(34.5)	(26.2)	31.9%
SG&A Total	(123.7)	(74.6)	65.7%	(104.1)	(120.1)	-13.3%	(227.8)	(194.8)	17.0%
% of Net Revenue	25.1%	27.7%	-260 bps	53.7%	59.6%	-590 bps	33.2%	41.3%	-820 bps
EBIT	157.0	76.1	106.2%	(25.3)	(25.6)	-0.9%	131.7	50.6	160.4%
EBIT Margin	31.9%	28.2%	360 bps	-13.0%	-12.7%	-40 bps	19.2%	10.7%	840 bps
EBITDA	197.3	101.9	93.5%	0.5	(4.4)	n.m.	197.8	97.6	102.7%
EBITDA Margin	40.0%	37.8%	220 bps	0.3%	-2.2%	n.m.	28.8%	20.7%	810 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

Quinsa

Average consolidation for Quinsa in the 3Q06 was 86.6% (3Q05: 59.1%), and yielded an EBITDA of R$197.3 million (+93.5%) for the Company. In US dollars, excluding the effect of Ambev’s higher stake, the EBITDA of Quinsa grew 31.9%.

Quinsa Results	Beer			CSD			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,934	3,413	15.3%	2,440	1,867	30.7%	6,374	5,280	20.7%
Net Revenue	360.4	199.6	80.5%	132.2	70.1	88.7%	492.6	269.7	82.7%
Net Revenue/hl	105.8	103.8	2.0%	62.6	66.6	-6.0%	89.3	90.6	-1.5%
COGS	(125.1)	(71.6)	74.8%	(86.8)	(47.3)	83.4%	(211.9)	(118.9)	78.2%
COGS/hl	(36.7)	(37.2)	-1.3%	(41.1)	(45.0)	-8.6%	(38.4)	(40.0)	-3.9%
Gross Profit	235.2	128.0	83.8%	45.4	22.8	99.6%	280.7	150.8	86.2%
Gross Margin	65.3%	64.1%	110 bps	34.4%	32.5%	190 bps	57.0%	55.9%	110 bps
SG&A excl. deprec. & amort.	(78.4)	(49.1)	59.8%	(28.5)	(15.6)	82.7%	(106.9)	(64.7)	65.3%
SG&A deprec. & amort.	(13.8)	(7.8)	76.8%	(2.9)	(2.1)	35.6%	(16.8)	(10.0)	68.0%
SG&A Total	(92.3)	(56.9)	62.1%	(31.4)	(17.7)	77.0%	(123.7)	(74.6)	65.7%
% of Net Revenue	25.6%	28.5%	-290 bps	23.7%	25.3%	-160 bps	25.1%	27.7%	-260 bps
EBIT	143.0	71.1	101.1%	14.1	5.0	178.7%	157.0	76.1	106.2%
EBIT Margin	39.7%	35.6%	410 bps	10.6%	7.2%	340 bps	31.9%	28.2%	360 bps
EBITDA	176.6	92.4	91.2%	20.6	9.6	115.5%	197.3	101.9	93.5%
EBITDA Margin	49.0%	46.3%	270 bps	15.6%	13.7%	190 bps	40.0%	37.8%	220 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

The table below presents Quinsa’s full results in US dollars, excluding the effect of AmBev’s consolidation:

Quinsa Results	Beer			CSD			Total
US$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,934	3,413	15.3%	2,440	1,867	30.7%	6,374	5,280	20.7%
Net Revenue	189	152	24.2%	69.5	53.5	29.8%	259	206	25.6%
Net Revenue/hl	48.1	44.7	7.7%	28.5	28.7	-0.7%	77	73	4.4%
COGS	(66.2)	(54.7)	21.1%	(45.9)	(36.1)	27.2%	(112)	(91)	23.5%
COGS/hl	(16.8)	(16.0)	5.1%	(18.8)	(19.3)	-2.7%	(36)	(35)	0.8%
Gross Profit	123.1	97.8	25.9%	23.5	17.4	35.2%	147	115	27.3%
Gross Margin	65.0%	64.1%	90 bps	33.9%	32.5%	140 bps	56.7%	55.9%	70 bps
SG&A excl. deprec. & amort.	(41.4)	(37.5)	10.5%	(15.0)	(11.9)	26.1%	(56)	(49)	14.2%
SG&A deprec. & amort.	(7.3)	(6.0)	21.4%	(1.5)	(1.6)	-5.8%	(9)	(8)	15.5%
SG&A Total	(48.7)	(43.5)	12.0%	(16.5)	(13.5)	22.2%	(65)	(57)	14.4%
% of Net Revenue	25.7%	28.5%	-280 bps	23.8%	25.3%	-150 bps	25.2%	27.7%	-250 bps
EBIT	74.4	54.3	37.0%	6.99	3.87	80.6%	81.4	58.2	39.9%
EBIT Margin	39.3%	35.6%	370 bps	10.1%	7.2%	280 bps	31.5%	28.2%	320 bps
EBITDA	92.3	70.6	30.8%	10.5	7.3	43.1%	102.75	77.88	31.9%
EBITDA Margin	48.7%	46.3%	250 bps	15.1%	13.7%	140 bps	39.7%	37.8%	190 bps

Quinsa Beer

Quinsa beer operations recorded a R$176.6 million EBITDA (+91.2%). In US dollars, excluding the effect of AmBev’s higher share, EBITDA grew 30.8%.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$20.6 million EBITDA (+115.5%). In US dollars, excluding the effect of AmBev’s higher share, EBITDA grew 43.1%.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported an EBITDA of R$0.5 million.

The net revenues drop at the operations of AmBev in the Northern Latin America (HILA-ex) was explained by (i) an increase sales volume, reaching 0.8%; (ii) an increase in net revenues per hectoliter in local currency; which were more than offset by (iii) the Brazilian currency appreciation against the currencies of HILA-ex countries. The operations which most contributed for the increase in sales were soft drinks in the Dominican Republic and beer in Peru.

The reduction in the SG&A expenses of the Ambev’s operation in the Northern Latin America (HILA-ex) has been mainly a result of higher efficiency gains in operations and lower marketing expenses, mainly in Peru and in the Dominican Republic, considering that in 3Q05 the company made significant investments to launch the beer in these two countries.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

HILA-ex Results	Beer			CSD			Total
R$ million	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.	3Q06	3Q05	% Chg.
Volume (‘000 hl)	834	854	-2.3%	859	825	4.1%	1,693	1,679	0.8%
Net Revenue	115.2	126.1	-8.6%	78.9	75.5	4.5%	194.1	201.6	-3.7%
Net Revenue/hl	138.1	147.7	-6.5%	91.9	91.5	0.4%	114.7	120.1	-4.5%
COGS	(61.7)	(61.5)	0.4%	(53.5)	(45.6)	17.5%	(115.3)	(107.0)	7.7%
COGS/hl	(74.0)	(72.0)	2.8%	(62.3)	(55.2)	12.8%	(68.1)	(63.8)	6.8%
Gross Profit	53.5	64.6	-17.3%	25.4	29.9	-15.3%	78.8	94.6	-16.6%
Gross Margin	46.4%	51.3%	-480 bps	32.1%	39.6%	-750 bps	40.6%	46.9%	-630 bps
SG&A excl. deprec. & amort.	(60.0)	(62.1)	-3.3%	(26.3)	(41.8)	-37.0%	(86.4)	(103.9)	-16.9%
SG&A deprec. & amort.	(11.3)	(7.8)	44.7%	(6.5)	(8.4)	-22.8%	(17.8)	(16.2)	9.7%
SG&A Total	(71.3)	(69.9)	2.0%	(32.8)	(50.2)	-34.6%	(104.1)	(120.1)	-13.3%
% of Net Revenue	61.9%	55.4%	650 bps	41.6%	66.5%	-2490 bps	53.7%	59.6%	-590 bps
EBIT	(17.9)	(5.3)	238.6%	(7.5)	(20.3)	-63.2%	(25.3)	(25.6)	-0.9%
EBIT Margin	-15.5%	-4.2%	-1130 bps	-9.5%	-26.9%	1740 bps	-13.0%	-12.7%	-40 bps
EBITDA	(2.2)	6.0	n.m.	2.7	(10.4)	n.m.	0.5	(4.4)	n.m.
EBITDA Margin	-1.9%	4.8%	n.m.	3.4%	-13.7%	n.m.	0.3%	-2.2%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$2.2 million, compared to R$6.0 million in 3Q05.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA totaled R$2.7 million, compared to a negative result of R$10.4 million in 3Q05.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

North America

Labatt, AmBev’s operation in North America, reached EBITDA of R$472.4 million (+3.4%) in 3Q06 (in local currency EBITDA reached CAD$244.0 million (+4.5%)).

North America Results
CAD$ million	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,030	3,109	-2.5%
Domestic Volume	2,558	2,597	-1.5%
Exports Volume	472	512	-7.8%
Net Revenues	567.0	569.3	-0.4%
Net Revenues/hl	187.1	183.1	2.2%
Domestic Net Revenues	540.3	537.7	0.5%
Exports Net Revenues	26.6	31.6	-15.8%
Domestic Net Revenues/hl	211.2	207.1	2.0%
Exports Net Revenues/hl	56.3	61.7	-8.7%
COGS	(161.7)	(174.3)	-7.2%
COGS/hl	(53.4)	(56.1)	-4.8%
Gross Profit	405.3	395.1	2.6%
Gross Margin	71.5%	69.4%	210 bps
SG&A excl. deprec. & amort.	(177.0)	(180.6)	-2.0%
SG&A deprec. & amort.	(8.5)	(8.8)	-3.6%
SG&A Total	(185.5)	(189.3)	-2.0%
% of Net Revenues	32.7%	33.3%	-50 bps
EBIT	219.8	205.7	6.8%
EBIT Margin	38.8%	36.1%	260 bps
EBITDA	244.0	233.5	4.5%
EBITDA Margin	43.0%	41.0%	200 bps

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

North America Results
R$ million	3Q06	3Q05	% Chg.
Volume (‘000 hl)	3,030	3,109	-2.5%
Domestic Volume	2,558	2,597	-1.5%
Exports Volume	472	512	-7.8%
Net Revenues	1,097.8	1,113.3	-1.4%
Net Revenues/hl	362.3	358.1	1.2%
COGS	(313.1)	(340.7)	-8.1%
COGS/hl	(103.3)	(109.6)	-5.7%
Gross Profit	784.6	772.5	1.6%
Gross Margin	71.5%	69.4%	210 bps
SG&A excl. deprec. & amort.	(342.8)	(352.6)	-2.8%
SG&A deprec. & amort.	(16.4)	(17.2)	-4.5%
SG&A Total	(359.2)	(369.7)	-2.8%
% of Net Revenues	32.7%	33.2%	-50 bps
EBIT	425.4	402.8	5.6%
EBIT Margin	38.8%	36.2%	260 bps
EBITDA	472.4	457.0	3.4%
EBITDA Margin	43.0%	41.0%	200 bps

Volume

Domestic volumes in Canada experienced a decline of 1.5% on the back of flat industry volumes (compared to 3.0% growth in the first half of the year) and share loss in Ontario, the one province in Canada where the discount segment is still growing. Volumes for exports to the US declined 7.8%. As a result, Labatt´s consolidated sales volume in 3Q06 declined 2.5%, reaching 3.030 million hectoliters.

Net Revenues

Labatt posted net revenues of R$1,097.8 million (-1.4%), caused by a decrease in sales volume, partially offset by the increase of net revenues per hectoliter.

In Canadian dollars, revenues per HL increased 2.2%, as a result of (i) a 2.0% increase in the domestic revenues per HL (3Q06: CAD$211.2; 3Q05: CAD$207.1), consequence of well executed revenue management initiatives in the Prairies region, British Columbia and Ontario; (ii) a 8.7% reduction in revenues per HL of exports to the United States (3Q06: CAD$56.3; 3Q05: CAD$61.7), mainly explained by a Canadian dollar appreciation of 7%; and (iii) increased share of domestic sales in Labatt sales mix (3Q06: 84.4%; 3Q05: 83.5%).

COGS

Labatt’s COGS posted an 8.1% reduction, reaching R$313.1 million, mainly impacted by a 5.7% reduction in COGS per hectoliter (3Q06: R$103.3; 3Q05: R$109.6). When compared to 2Q06, COGS per hectoliter went down by 4.4%.

In Canadian dollars, Labatt’s COGS decreased 7.2%, reaching CAD$161.7 million. This reduction was a result of the 2.5% decrease in sales volume and of the 4.8% decrease in COGS per HL (3Q06: CAD$53.4; 3Q05: CAD$56.1). This was achieved via gains in both variable and fixed production costs. On the variable side, cost benefits came from (i) continued improvements in operational effectiveness, in particular improved packaging lines efficiencies; and (ii) procurement gains in both packaging and raw materials. The reduction in fixed costs was achieved through continuous improvement in the cost base through Zero Based Budgeting at the brewery level.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Gross Profit

Gross profit reached R$784.6 million (+1.6%), whereas gross margin increased 210 basis points, reaching 71.5%.

SG&A

SG&A expenses from the Labatt operation amounted to R$359.2 million (-2.8%).

Depreciation and amortization expenses related to SG&A totaled R$16.4 million (-4.5%).

SG&A expenses showed a 2.0% decrease in Canadian dollars (3Q06: CAD$185.5 million; 3Q05: CAD$189.3 million). This result is a consequence of the application of Zero Based Budgeting (ZBB) to Labatt’s administrative and non-working sales and marketing costs.

EBIT and EBITDA

In Canadian dollars, EBIT reached CAD$219.8 million (+6.8%) and EBIT margin grew 260 basis points, reaching 38.8%. In Brazilian Reais, Labatt’s EBIT reached R$425.4 million (+5.6%).

In Canadian dollars, EBITDA amounted to CAD$244.0 million (+4.5%) and EBITDA margin grew 200 basis points, reaching 43.0%. In Brazilian Reais, EBITDA for the quarter amounted to R$472.4 million (+3.4%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Volume (million hectoliters)

Revenues per HL (R$)	COGS per HL (R$)

EBITDA (R$ MM)	EBITDA Margin (%)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Volume

AmBev’s consolidated volume reached 31.4 million hectoliters in 3Q06, 7.3% higher compared to the accumulated in 3Q05. The table below shows the breakdown of the net revenues per business unit, as well as the respective variation rates.

Volume	3Q06		3Q05		% Change
	(‘000 hl)	% Total	(‘000 hl)	% Total
Brazil	20,298.3	64.7%	19,180.6	65.6%	5.8%
Beer Brazil	15,112.0	48.1%	14,484.6	49.5%	4.3%
CSD & Nanc Brazil	5,186.3	16.5%	4,696.0	16.1%	10.4%
Malt and By-products	—		—
HILA	8,067.1	25.7%	6,958.9	23.8%	15.9%
Quinsa	6,374.3	20.3%	5,280.1	18.1%	20.7%
Beer	3,934.4	12.5%	3,413.1	11.7%	15.3%
Soft drinks	2,440.0	7.8%	1,867.0	6.4%	30.7%
HILA-ex	1,692.7	5.4%	1,678.8	5.7%	0.8%
Beer	833.9	2.7%	853.7	2.9%	-2.3%
Soft drinks	858.9	2.7%	825.1	2.8%	4.1%
North America	3,030.4	9.7%	3,108.8	10.6%	-2.5%

Consolidated	31,395.7	100.0%	29,248.3	100.0%	7.3%

Brazil

The volume of operations in Brazil totaled 20.3 million hectoliters (+5.8%), representing 64.7% of AmBev’s consolidated volume, with the beer operation representing 48.1% (15.1 million hectoliters) and the soft drink segment, 16.5% (5.2 million hectoliters).

Hispanic Latin America - HILA

HILA’s volume accumulated 8.1 million hectoliters (+15.9%), representing 25.7% of 3Q06 consolidated volume. Quinsa was responsible for 20.3%, totaling 6.4 million hectoliters (+20.7%), while the Company’s operations in HILA-ex represented 5.4% of the consolidated volume, with 1.7 million hectoliters (+0.8%).

North America

The volume registered in Labatt represented 9.7% of AmBev’s consolidated volume in 3Q06, totaling 3.0 million hectoliters (-2.5%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Net Revenues

AmBev’s net revenues reached R$4,337.3 million (+10.9%). The table below details the net revenues per business unit, as well as respective variation rates.

Net Revenues	3Q06		3Q05		% Change
	R$ million	% Total	R$ million	% Total
Brazil	2,552.8	58.9%	2,325.8	59.5%	9.8%
Beer Brazil	2,082.6	48.0%	1,895.7	48.5%	9.9%
CSD & Nanc Brazil	429.0	9.9%	383.2	9.8%	12.0%
Malt and By-products	41.3	1.0%	46.9	1.2%	-11.8%
HILA	686.7	15.8%	471.3	12.1%	45.7%
Quinsa	492.6	11.4%	269.7	6.9%	82.7%
Beer	360.4	8.3%	199.6	5.1%	80.5%
Soft drinks	132.2	3.0%	70.1	1.8%	88.7%
HILA-ex	194.1	4.5%	201.6	5.2%	-3.7%
Beer	115.2	2.7%	126.1	3.2%	-8.6%
Soft drinks	78.9	1.8%	75.5	1.9%	4.5%
North America	1,097.8	25.3%	1,113.3	28.5%	-1.4%

Consolidated	4,337.3	100.0%	3,910.3	100.0%	10.9%

Brazil

Brazilian operations are Ambev’s main sources of revenues and accounted for 58.9% of consolidated net revenues in 3Q06, totaling R$2,552.8 million.  Their main business is beer sales, which generated R$2,082.6 million (+9.9%) of net revenues, corresponding to 48.0% of the total and 81.6% of the Brazilian revenues. CSD & Nanc segment accounted for 9.9% of consolidated net revenues, reaching R$429.0 million (+12.0%), while malt and by-products sales totaled R$41.3 million (-11.8%).

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, became more representative in AmBev’s consolidated net revenues (3Q06: 15.8%; 3Q05: 12.1%), amounting to R$686.7 million (+45.7%) in 3Q06. This increased contribution is mainly a result of a higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), which corresponded to 11.4% of total revenues in 3Q06, achieving R$492.6 million (+82.7%). The operations in Northern Latin America (HILA-ex) represented 4.5% of the Company’s total net revenues, accounting for R$194.1 million (-3.7%).

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 25.3% of the consolidated net revenues, amounting to R$1,097.8 million (-1.4%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

COGS

AmBev’s COGS recorded R$1,479.5 million (+6.3%). The table below shows the breakdown of COGS per business unit, as well as the respective variation rates.

COGS	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(839.2)	56.7%	32.9%	(825.0)	59.3%	35.5%	1.7%
Beer Brazil	(594.2)	40.2%	28.5%	(602.2)	43.3%	31.8%	-1.3%
CSD & Nanc Brazil	(223.1)	15.1%	52.0%	(191.8)	13.8%	50.1%	16.3%
Malt and By-products	(21.9)	1.5%	52.9%	(31.0)	2.2%	66.2%	n.m.
HILA	(327.2)	22.1%	47.6%	(226.0)	16.2%	47.9%	44.8%
Quinsa	(211.9)	14.3%	43.0%	(118.9)	8.5%	44.1%	78.2%
Beer	(125.1)	8.5%	34.7%	(71.6)	5.1%	35.9%	74.8%
Soft drinks	(86.8)	5.9%	65.6%	(47.3)	3.4%	67.5%	83.4%
HILA-ex	(115.3)	7.8%	59.4%	(107.0)	7.7%	53.1%	7.7%
Beer	(61.7)	4.2%	53.6%	(61.5)	4.4%	48.7%	0.4%
Soft drinks	(53.5)	3.6%	67.9%	(45.6)	3.3%	60.4%	17.5%
North America	(313.1)	21.2%	28.5%	(340.7)	24.5%	30.6%	-8.1%

Consolidated	(1,479.5)	100.0%	34.1%	(1,391.7)	100.0%	35.6%	6.3%

Brazil

COGS of operations in Brazil amounted to R$839.2 million (+1.7%), accounting for 56.7% of AmBev’s consolidated COGS, being beer operations responsible for 40.2% (R$594.2 million), soft drinks division segment responsible for 15.1% (R$223.1 million) and malt and By-products for 1.5% (R$21.9 million).

Hispanic Latin America - HILA

COGS for HILA business unit accumulated R$327.2 million (+44.8%), representing 22.1% of 3Q06 consolidated COGS. Quinsa accounted for 14.3%, mainly due to the higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), totaling R$211.9 million (+78.2%), while the Company’s operations in HILA-ex accounted for 7.8% of the consolidated COGS, recording R$115.3 million (+7.7%).

North America

COGS recorded at Labatt accounted for 21.2% of AmBev’s consolidated COGS, amounting to R$313.1 million (-8.1%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. The company highlights the 150 basis points increase obtained in the consolidated contribution margin, reaching 65.9%.

Gross Profit	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	1,713.6	60.0%	67.1%	1,500.7	59.6%	64.5%	14.2%
Beer Brazil	1,488.3	52.1%	71.5%	1,293.6	51.4%	68.2%	15.1%
CSD & Nanc Brazil	205.8	7.2%	48.0%	191.3	7.6%	49.9%	7.6%
Malt and By-products	19.5	0.7%	47.1%	15.8	0.6%	33.8%	23.0%
HILA	359.5	12.6%	52.4%	245.4	9.7%	52.1%	46.5%
Quinsa	280.7	9.8%	57.0%	150.8	6.0%	55.9%	86.2%
Beer	235.2	8.2%	65.3%	128.0	5.1%	64.1%	83.8%
Soft drinks	45.4	1.6%	34.4%	22.8	0.9%	32.5%	99.6%
HILA-ex	78.8	2.8%	40.6%	94.6	3.8%	46.9%	-16.6%
Beer	53.5	1.9%	46.4%	64.6	2.6%	51.3%	-17.3%
Soft drinks	25.4	0.9%	32.1%	29.9	1.2%	39.6%	-15.3%
North America	784.6	27.5%	71.5%	772.5	30.7%	69.4%	1.6%

Consolidated	2,857.8	100.0%	65.9%	2,518.6	100.0%	64.4%	13.5%

SG&A

AmBev’s SG&A expenses totaled R$1,326.3 million (+0.4%). The table below shows the breakdown of SG&A expenses per business unit, as well as the respective variation taxes.

SG&A	3Q06			3Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(739.2)	55.7%	29.0%	(756.6)	57.3%	32.5%	-2.3%
Beer Brazil	(622.7)	47.0%	29.9%	(635.0)	48.1%	33.5%	-1.9%
CSD & Nanc Brazil	(115.7)	8.7%	27.0%	(120.9)	9.1%	31.5%	-4.3%
Malt and By-products	(0.8)	0.1%	1.9%	(0.7)	0.1%	1.6%	9.4%
HILA	(227.8)	17.2%	33.2%	(194.8)	14.7%	41.3%	17.0%
Quinsa	(123.7)	9.3%	25.1%	(74.6)	5.7%	27.7%	65.7%
Beer	(92.3)	7.0%	25.6%	(56.9)	4.3%	28.5%	62.1%
Soft drinks	(31.4)	2.4%	23.7%	(17.7)	1.3%	25.3%	77.0%
HILA-ex	(104.1)	7.9%	53.7%	(120.1)	9.1%	59.6%	-13.3%
Beer	(71.3)	5.4%	61.9%	(69.9)	5.3%	55.4%	2.0%
Soft drinks	(32.8)	2.5%	41.6%	(50.2)	3.8%	66.5%	-34.6%
North America	(359.2)	27.1%	32.7%	(369.7)	28.0%	33.2%	-2.8%

Consolidated	(1,326.3)	100.0%	30.6%	(1,321.1)	100.0%	33.8%	0.4%

Brazil

SG&A expenses of operations in Brazil amounted to R$739.2 million (-2,3%), accounting for 55.7% of AmBev’s consolidated SG&A expenses. The beer operation accounted for 47.0% (R$622.7 million), CSD & Nanc segment for 8.7% (R$115.7 million), and malt and by-products operation for 0.1% (R$0.8 million).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Hispanic Latin America - HILA

SG&A expenses of HILA business unit accounted for 17.2% of the consolidated SG&A expenses, accumulating R$227.8 million (+17.0%). Quinsa accounted for 9.3%, mainly due to the higher consolidation of Quinsa (3Q06: 86.6%; 3Q05: 59.8%), totaling R$123.7 million (+65.7%). The Company’s operations in the Northern Latin America, HILA-ex, recorded R$104.1 million (-13.3%), accounting for 7.9% of the consolidated SG&A expenses, a lower share compared to the same period of previous year, basically due to higher investments made in 2005 to launch Brahma in Peru and in the Dominican Republic.

North America

SG&A recorded in Labatt accounted for 27.1% of AmBev’s consolidated SG&A, amounting to R$359.2 million (-2.8%).

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 250 basis points increase in the consolidated EBITDA margin.

EBIT	3Q06			3Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	974.4	63.6%	38.2%	744.2	62.1%	32.0%	30.9%
Beer Brazil	865.6	56.5%	41.6%	658.6	55.0%	34.7%	31.4%
CSD & Nanc Brazil	90.1	5.9%	21.0%	70.5	5.9%	18.4%	27.9%
Malt and By-products	18.7	1.2%	45.2%	15.1	1.3%	32.2%	23.7%
HILA	131.7	8.6%	19.2%	50.6	4.2%	10.7%	160.4%
Quinsa	157.0	10.3%	31.9%	76.1	6.4%	28.2%	106.2%
Beer	143.0	9.3%	39.7%	71.1	5.9%	35.6%	101.1%
Soft drinks	14.1	0.9%	10.6%	5.0	0.4%	7.2%	178.7%
HILA-ex	(25.3)	-1.7%	-13.0%	(25.6)	-2.1%	-12.7%	-0.9%
Beer	(17.9)	-1.2%	-15.5%	(5.3)	-0.4%	-4.2%	238.6%
Soft drinks	(7.5)	-0.5%	-9.5%	(20.3)	-1.7%	-26.9%	-63.2%
North America	425.4	27.8%	38.8%	402.8	33.6%	36.2%	5.6%

Consolidated	1,531.5	100.0%	35.3%	1,197.6	100.0%	30.6%	27.9%

EBITDA	3Q06			3Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,153.8	63.3%	45.2%	991.4	64.1%	42.6%	16.4%
Beer Brazil	1,002.8	55.0%	48.2%	849.6	55.0%	44.8%	18.0%
CSD & Nanc Brazil	132.4	7.3%	30.9%	126.7	8.2%	33.1%	4.4%
Malt and By-products	18.7	1.0%	45.2%	15.1	1.0%	32.2%	23.7%
HILA	197.8	10.8%	28.8%	97.6	6.3%	20.7%	102.7%
Quinsa	197.3	10.8%	40.0%	101.9	6.6%	37.8%	93.5%
Beer	176.6	9.7%	49.0%	92.4	6.0%	46.3%	91.2%
Soft drinks	20.6	1.1%	15.6%	9.6	0.6%	13.7%	115.5%
HILA-ex	0.5	0.0%	0.3%	(4.4)	-0.3%	-2.2%	n.m.
Beer	(2.2)	-0.1%	-1.9%	6.0	0.4%	4.8%	n.m.
Soft drinks	2.7	0.1%	3.4%	(10.4)	-0.7%	-13.7%	n.m.
North America	472.4	25.9%	43.0%	457.0	29.6%	41.0%	3.4%

Consolidated	1,824.0	100.0%	42.1%	1,546.0	100.0%	39.5%	18.0%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Breakdown EBIT to Net Income

The table below present the lines between EBIT and Net Income, as well as the respective margins and variation rates.

AmBev Consolidated
R$ million	3Q06	3Q05%
EBIT	1,531.5	1,269.9	20.6%
% of sales	35.3%	30.6%

Provisions, Net	(160.3)	(31.9)	402.1%
Other Operating (Expense)	(268.9)	(311.5)	-13.7%
Equity Income	0.5	0.5	2.5%
Interest Expense	(326.4)	(257.3)	26.9%
Interest Income	52.9	15.1	249.0%
Net Interest Income (Expense)	(273.6)	(242.2)	13.0%
Non-Operating Income (Expense)	2.0	(6.4)	n.m.
Income Before Taxes	831.3	678.4	22.5%
Provision for Income Tax/Social Contrib.	(257.8)	(222.4)	15.9%
Provision for Profit Sharing & Bonuses	(85.4)	(54.8)	55.9%
Minority Interest	(2.1)	(2.2)	-4.2%

Net Income	486.1	399.1	21.8%
% of sales	11.2%	10.2%

Provisions for Contingencies

The provisions for contingencies showed a negative result of R$172.0 million. The main accrued amount in this quarter is the provision of R$133.0 million related to the settlement with Banco de Investimentos Credit Suisse S/A, Credit Suisse “Próprio” Fundo de Investimentos em Ações and Brazilian Securities (Netherlands) B.V. (together, “CS Parties”) in connection with litigation brought by such parties against AmBev relating to warrants issued by Companhia Cervejaria Brahma, announced on October 5, 2006.

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$268.9 million loss. The main factors contributing to this total were the following:

-	Goodwill amortization expense related to the acquisition of Labatt, amounting to R$242.5 million.

-	Goodwill amortization expense related to the acquisition of interest in Quinsa, amounting to R$64.8 million, of which R$39.0 million related to the transaction announced on August 8, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Financial Result

Financial result was a R$273.6 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result	3Q06	3Q05
R$ million
Financial income
Financial income on cash and cash equivalents	28.4	28.6
Foreign exchange gains (losses) on assets	0.6	(16.2)
Interest income on stock ownership plan	2.2	1.0
Interest on taxes, contributions and judicial deposits	17.1	1.1
Other	4.5	0.6

Total	52.9	15.1
Financial expense
Interest expense on local currency debt	66.2	21.3
Interest and Foreign Exchange gains (losses) on intercompany loans	1.0	3.4
Interest expense on foreign currency debt	127.0	125.0
Foreign exchange gains (losses) on debt	4.5	(159.2)
Net losses from derivative instruments	67.9	205.5
Taxes on financial transactions	40.7	32.3
Interest on contingencies and other	11.8	18.4
Other	7.3	10.7

Total	326.4	257.3
Net Financial Result	(273.6)	(242.2)

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.

The Company’s total debt increased R$2,031.8 million when compared to 2Q06, while its cash and cash & equivalents went down by R$0.2 million. Therefore, a R$2,032.0 million increase in AmBev’s net debt was recorded due to the issuance, on August 2006, of debentures for the payment of the second part of the transaction with Quinsa. As the debentures were issued in the local market, there was, in 3Q06, a change in the debt mix, with a higher pressure on the local currency debt. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months is at 1.0x.

The table below details AmBev’s consolidated debt profile:

	3Q06	3Q06	3Q06
Debt Breakdown	Short	Long	Total
R$ million	Term	Term
Local Currency	383.7	3,234.9	3,618.6
Foreign Currency	722.0	4,523.6	5,245.6

Consolidated Debt	1,105.7	7,758.6	8,864.3

Cash and Equivalents, and Securities			1,580.8

Net Debt			7,283.5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Non-Operating Income and Expenses

The net result from non-operating income and expenses showed a R$2.0 million gain.

Income Tax and Social Contribution

Provision for income tax and social contribution stood at R$257.8 million, which represents an effective rate of 34.6%. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	3Q06
R$ million
Net income before taxes and profit sharing	831.3
Provision for Profit Sharing & Bonuses	(85.4)
Net income before income tax, social contribution and minorities	745.9

Income tax and social contribution at nominal tax rate (34%)	(253.6)
Adjustments to effective rate:
Interest on own capital	86.8
Income from foreign non-taxable subsidiaries	8.5
Equity gains from subsidiaries	10.5
Amortization of non-deductible goodwill	(92.3)
Exchange Rate tax effect hedge	13.7
Tax Retention	(17.7)
Exchange variations over investments	(2.5)
Permanent additions/reductions and other	(11.2)
Total income taxes and social contribution	(257.8)
Effective income tax and social contribution rate	34.6%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7
Total income taxes and social contribution excluding fiscal benefit effect	(170.1)
Effective income tax and social contribution rate adjusted for fiscal benefit	25.8%

Ambev highlights that it has changed the recording criteria of effects resulting from the incorporation of InBev Brasil, aiming to adjust it to what mostly represents the core of the transaction in agreement with the provisions in CVM Instructions 319/99 and 349/2001.

Such modification does not bring any change to the company’s Net Income, the amount of income tax and social contribution paid by the company or its cash generation, the capacity or limit of payment of dividends, or the form or amount of offset of the controller by the goodwill amortization benefit.

As of 3Q06, the company performs the following changes:

(i)          Balance Sheet: The InBev Brasil goodwill net of its provision used to be allocated in the line of “Deferred Expenses” in permanent assets, and it is now allocated in the line of “Deferred Income Tax and Social Contribution” in current assets and/or non-current liabilities, according to the estimates of its realization.

(ii)         Income statement: The deferred assets amortization net of the provision amortization used to be allocated in the line “Depreciation and Amortization Expense”, and it is now allocated in the line of expense with “Income Tax and Social Contribution”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

The practical effect of such change is that, previously, the company’s Income Statement reflected a depreciation expense offset by an economy of income tax and social contribution in the same amount. As from the present moment, such expense is allocated in the same line as the income tax and social contribution benefit, causing the effects to be void in the Income Statement.

In order to provide a better understanding of the transaction, as of 3Q06, Ambev will disclose the effective rate according to the new accounting, as well as the reconciliation for the effective rate following the previous accounting criteria. The difference between both rates is the tax benefit of goodwill amortization, which generates an income tax and social contribution expense without effect to the company’s cash.

Profit Sharing and Contributions

AmBev has provisioned R$85.4 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a gain of R$2.1 million.

Net Income

AmBev posted net income of R$486.1 million (+21.8%). Net earnings per thousand shares stood at R$7.5, up by 23.9%.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on September 30, 2006.

AmBev Shareholding Structure
June 30rd, 2006
	ON	% Outs	PN	% Outs	Total	% Outs
InBev	25,162,442,593	72.93%	11,825,024,763	39.47%	36,987,467,356	57.38%
FAHZ	5,463,551,293	15.84%	52,859,763	0.18%	5,516,411,056	8.56%
Market	3,875,045,542	11.23%	18,079,288,089	60.35%	21,954,333,631	34.06%

Outstanding	34,501,039,428	100.00%	29,957,172,615	100.00%	64,458,212,043	100.00%
Treasury	13,553,843		1,425,470,749		1,439,024,592
TOTAL	34,514,593,271		31,382,643,364		65,897,236,635

Free float bovespa	3,331,555,142	9.66%	11,495,339,689	38.37%	14,826,894,831	23.00%
Free float NYSE	543,490,400	1.58%	6,583,948,400	21.98%	7,127,438,800	11.06%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

RECONCILIATION OF PREVIOUS STATEMENTS

The table below reconciles the statements of 2Q06, 1Q06 and 2005 after the reclassification of the deferred assets of AmBev Brasil:

R$ Million	3Q06	2Q06	1Q06	2005
Net income before income tax, social contribution and minorities, as disclosed in Q206, Q106 and 2005	658.2	604.4	922.3	2,374.0

Reclassification - Fiscal benefit from the InBev Brasil incorporation	87.7	87.8	87.8	175.2

Net income before income tax, social contribution and minorities - reclassified - new format	745.9	692.1	1,010.1	2,549.2

Income tax and social contribution at nominal tax rate (34%)	(253.6)	(235.3)	(343.4)	(866.7)

Interest on own capital	86.8	84.1	128.5	253.0
Income from foreign non-taxable subsidiaries	8.5	(3.8)	(95.1)	(174.1)
Equity gains from subsidiaries	10.5	13.5	13.4	51.6
Amortization of non-deductible goodwill	(92.3)	(82.5)	(51.4)	(327.0)
Exchange Rate tax effect hedge	13.7	87.0	0.0	0.0
Tax retention	(17.7)	(47.0)	0.0	0.0
Exchange variations over investments	(2.5)	(18.2)	(27.1)	(44.3)
Permanent additions/reductions and other	(11.2)	(24.5)	10.7	87.3

Total income taxes and social contribution - new format	(257.8)	(226.7)	(364.4)	(1,020.3)

Fiscal benefit from the InBev Brasil incorporation - reconciliation with previous accounting	87.7	87.8	87.8	175.2

Total income taxes and social contribution as disclosed in Q206, Q106 and 2005	(170.1)	(139.0)	(276.7)	(845.1)

Effective income tax and social contribution rate after reclassification	34.6%	32.8%	36.1%	40.0%

Effective income tax and social contribution rate as disclosed in Q206, Q106 and 2005	25.8%	23.0%	30.0%	35.6%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

RECENT EVENTS

(i) Settlement Credit Suisse S/A

On October 5, 2006 AmBev reached a settlement with Banco de Investimentos Credit Suisse S/A, Credit Suisse “Próprio” Fundo de Investimentos em Ações and Brazilian Securities (Netherlands) B.V. (together, “CS Parties”) in connection with litigation brought by such parties against AmBev relating to warrants issued by Companhia Cervejaria Brahma. All parties to the litigation have agreed to waive their alleged claims and have agreed that all claims should be withdrawn. AmBev will pay the CS Parties an aggregate amount in cash equal to U.S.$52 million. The warrants will not be exercised and, as a result, there will be no issue of shares by AmBev.

The company provisioned R$133.0 million as a likely loss relating to this process.

AmBev and Credit Suisse have reestablished their business relationship and AmBev has agreed to retain Credit Suisse to provide it with customary banking services.

(ii) Sale of brands Bieckert, Palermo and Imperial

On October 12, 2006, AmBev announced that Quinsa selected Inversora Cervecera, a consortium headed by Mr. Ernesto Gutiérrez, to acquire the Palermo, Bieckert and Imperial brands, and the Lujan brewery.  The sale of these assets was required by Argentine anti-trust authorities in connection with the approval of the strategic alliance with AmBev in 2003.

Quinsa has submitted the transaction to Argentine anti-trust authorities for approval.

(iii) Assessment on offshore profits taxation

On  October 26 2006 , the tax payer counsel published the decision recognizing the tax treaty between Brazil and Spain as being valid, excluding the Brazilian taxation of profits obtained by the Jalua Spain subsidiary.

As a result, the proceeding in the amount of R$562.7 million may be reclassified to remote loss.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

GUIDANCE 2006

AmBev is reviewing the estimates:

-  of EBITDA growth in US dollar for 2006 in its business unit Quinsa, from 8.0% to 10.0% to 16.0% to 20.0%.

-  of HILA-ex Net Revenues growth in reais for 2006, from 15% to 10% to a drop between -6% and -3%.

-  of the HILA-ex EBITDA margin for 2006, from 0% to 2% to -7% to -4%.

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates, based on information currently available about the future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, plans and assumptions contained in this press release that do not describe historical facts, such as information contained in the section “Guidance 2006” or referred to gain/losses estimates with hedge agreements, as well as information regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and expectations, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions and expectations could cause actual results to differ materially from that mentioned or suggested by current expectations or estimates.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

3Q06 RESULTS CONFERENCE CALL

Speakers	Luiz Fernando Edmond
CEO Latin America
Miguel Patricio
CEO North America
João Castro Neves
CFO and Investor Relations Officer
Francisco de Sá Neto
CSD & Nanc Officer

Language	English

Date	November 10th, 2006 (Friday)

Time	11:00 (Brasília time)
8:00 (EST)

Phone numbers	1-973-935-8893

Code	8068536

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ri@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%
Volumes (000 hl)	15,113	14,485	4.3%	5,186	4,696	10.4%				20,299	19,181	5.8%
R$ million
Net Sales	2,082.6	1,895.7	9.9%	429.0	383.2	12.0%	41.3	46.9	-11.8%	2,552.8	2,325.8	9.8%
COGS	(594.2)	(602.2)	-1.3%	(223.1)	(191.8)	16.3%	(21.9)	(31.0)	-29.6%	(839.2)	(825.0)	1.7%
Gross Profit	1,488.3	1,293.6	15.1%	205.8	191.3	7.6%	19.5	15.8	23.0%	1,713.6	1,500.7	14.2%
SG&A	(622.7)	(635.0)	-1.9%	(115.7)	(120.9)	-4.3%	(0.8)	(0.7)	9.4%	(739.2)	(756.6)	-2.3%
EBIT	865.6	658.6	31.4%	90.1	70.5	27.9%	18.7	15.1	23.7%	974.4	744.2	30.9%
Depr. & Amort.	(137.2)	(191.0)	-28.2%	(42.2)	(56.3)	-24.9%	0.0	0.0	n.m.	(179.4)	(247.2)	-27.4%
EBITDA	1,002.8	849.6	18.0%	132.4	126.7	4.4%	18.7	15.1	23.7%	1,153.8	991.4	16.4%
% of Total EBITDA	55.0%	55.0%		7.3%	8.2%		1.0%	1.0%		63.3%	64.1%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.5%	-31.8%		-52.0%	-50.1%		-52.9%	-66.2%		-32.9%	-35.5%
Gross Profit	71.5%	68.2%		48.0%	49.9%		47.1%	33.8%		67.1%	64.5%
SG&A	-29.9%	-33.5%		-27.0%	-31.5%		-1.9%	-1.6%		-29.0%	-32.5%
EBIT	41.6%	34.7%		21.0%	18.4%		45.2%	32.2%		38.2%	32.0%
Depr. & Amort.	-6.6%	-10.1%		-9.8%	-14.7%		0.0%	0.0%		-7.0%	-10.6%
EBITDA	48.2%	44.8%		30.9%	33.1%		45.2%	32.2%		45.2%	42.6%

Per Hectoliter (R$/hl)
Net Sales	137.8	130.9	5.3%	82.7	81.6	1.4%			0.0%	125.8	121.3	3.7%
COGS	(39.3)	(41.6)	-5.4%	(43.0)	(40.8)	5.3%			0.0%	(41.3)	(43.0)	-3.9%
Gross Profit	98.5	89.3	10.3%	39.7	40.7	-2.6%			0.0%	84.4	78.2	7.9%
SG&A	(41.2)	(43.8)	-6.0%	(22.3)	(25.7)	-13.3%			0.0%	(36.4)	(39.4)	-7.7%
EBIT	57.3	45.5	26.0%	17.4	15.0	15.8%			0.0%	48.0	38.8	23.7%
Depr. & Amort.	(9.1)	(13.2)	-31.2%	(8.1)	(12.0)	-32.0%			0.0%	(8.8)	(12.9)	-31.4%
EBITDA	66.4	58.7	13.1%	25.5	27.0	-5.4%			0.0%	56.8	51.7	10.0%

AmBev - Segment Financial Information
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	3Q06	3Q05%		3Q06	3Q05%		3Q06	3Q05%
Volumes (000 hl)	8,067	6,959	15.9%	3,030	3,109	-2.5%	31,396	29,248	7.3%
R$ million
Net Sales	686.7	471.3	45.7%	1,097.8	1,113.3	-1.4%	4,337.3	3,910.3	10.9%
COGS	(327.2)	(226.0)	44.8%	(313.1)	(340.7)	-8.1%	(1,479.5)	(1,391.7)	6.3%
Gross Profit	359.5	245.4	46.5%	784.6	772.5	1.6%	2,857.8	2,518.6	13.5%
SG&A	(227.8)	(194.8)	17.0%	(359.2)	(369.7)	-2.8%	(1,326.3)	(1,321.1)	0.4%
EBIT	131.7	50.6	160.4%	425.4	402.8	5.6%	1,531.5	1,197.6	27.9%
Depr. & Amort.	(66.1)	(47.0)	40.6%	(47.0)	(54.2)	-13.2%	(292.5)	(348.4)	-16.0%
EBITDA	197.8	97.6	102.7%	472.4	457.0	3.4%	1,824.0	1,546.0	18.0%
% of Total EBITDA	10.8%	6.3%		25.9%	29.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-47.6%	-47.9%		-28.5%	(0.3)		-34.1%	-35.6%
Gross Profit	52.4%	52.1%		71.5%	0.7		65.9%	64.4%
SG&A	-33.2%	-41.3%		-32.7%	(0.3)		-30.6%	-33.8%
EBIT	19.2%	10.7%		38.8%	0.4		35.3%	30.6%
Depr. & Amort.	-9.6%	-10.0%		-4.3%	(0.0)		-6.7%	-8.9%
EBITDA	28.8%	20.7%		43.0%	0.4		42.1%	39.5%

Per Hectoliter (R$/hl)
Net Sales	95.2	101.2	-6.0%	362.3	358.1	1.2%	142.0	145.1	-2.1%
COGS	(45.4)	(48.5)	-6.5%	(103.3)	(109.6)	-5.7%	(48.4)	(51.7)	-6.2%
Gross Profit	49.8	52.7	-5.4%	258.9	248.5	4.2%	93.6	93.5	0.1%
SG&A	(31.6)	(41.8)	-24.5%	(118.5)	(118.9)	-0.3%	(43.4)	(49.0)	-11.4%
EBIT	18.3	10.9	68.1%	140.4	129.6	8.3%	50.1	44.4	12.8%
Depr. & Amort.	(9.2)	(10.1)	-9.3%	(15.5)	(17.4)	-10.9%	(9.6)	(12.9)	-25.9%
EBITDA	27.4	21.0	30.8%	155.9	147.0	6.1%	59.7	57.4	4.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	9M06	9M05%		9M06	9M05%		9M06	9M05%		9M06	9M05%
Volumes (000 hl)	45,729	43,279	5.7%	15,423	13,951	10.5%				61,151	57,230	6.9%
R$ million
Net Sales	6,299.9	5,588.7	12.7%	1,268.1	1,147.1	10.5%	87.2	112.6	-22.6%	7,655.1	6,848.5	11.8%
COGS	(1,790.3)	(1,780.2)	0.6%	(612.4)	(598.5)	2.3%	(36.8)	(57.3)	-35.8%	(2,439.5)	(2,436.1)	0.1%
Gross Profit	4,509.6	3,808.5	18.4%	655.6	548.6	19.5%	50.3	55.3	-8.9%	5,215.5	4,412.4	18.2%
SG&A	(1,820.4)	(1,672.8)	8.8%	(347.2)	(304.0)	14.2%	(2.6)	(2.4)	7.6%	(2,170.2)	(1,979.3)	9.6%
EBIT	2,689.1	2,135.7	25.9%	308.5	244.6	26.1%	47.8	52.9	-9.7%	3,045.4	2,433.1	25.2%
Depr. & Amort.	(416.5)	(441.5)	-5.7%	(126.8)	(125.6)	0.9%	0.0	0.0	n.m.	(543.3)	(567.1)	-4.2%
EBITDA	3,105.7	2,577.2	20.5%	435.2	370.1	17.6%	47.8	52.9	-9.7%	3,588.7	3,000.2	19.6%
% of Total EBITDA	60.7%	58.4%		8.5%	8.4%		0.9%	1.2%		70.1%	67.9%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.4%	-31.9%		-48.3%	-52.2%		-42.3%	-50.9%		-31.9%	-35.6%
Gross Profit	71.6%	68.1%		51.7%	47.8%		57.7%	49.1%		68.1%	64.4%
SG&A	-28.9%	-29.9%		-27.4%	-26.5%		-2.9%	-2.1%		-28.3%	-28.9%
EBIT	42.7%	38.2%		24.3%	21.3%		54.8%	47.0%		39.8%	35.5%
Depr. & Amort.	-6.6%	-7.9%		-10.0%	-10.9%		0.0%	0.0%		-7.1%	-8.3%
EBITDA	49.3%	46.1%		34.3%	32.3%		54.8%	47.0%		46.9%	43.8%

Per Hectoliter (R$/hl)
Net Sales	137.8	129.1	6.7%	82.2	82.2	0.0%			0.0%	125.2	119.7	4.6%
COGS	(39.1)	(41.1)	-4.8%	(39.7)	(42.9)	-7.4%			0.0%	(39.9)	(42.6)	-6.3%
Gross Profit	98.6	88.0	12.1%	42.5	39.3	8.1%			0.0%	85.3	77.1	10.6%
SG&A	(39.8)	(38.7)	3.0%	(22.5)	(21.8)	3.3%			0.0%	(35.5)	(34.6)	2.6%
EBIT	58.8	49.3	19.2%	20.0	17.5	14.1%			0.0%	49.8	42.5	17.1%
Depr. & Amort.	(9.1)	(10.2)	-10.7%	(8.2)	(9.0)	-8.7%			0.0%	(8.9)	(9.9)	-10.3%
EBITDA	67.9	59.5	14.0%	28.2	26.5	6.4%			0.0%	58.7	52.4	11.9%

AmBev - Segment Financial Information
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	9M06	9M05%		9M06	9M05%		9M06	9M05%
Volumes (000 hl)	24,686	21,533	14.6%	8,277	8,246	0.4%	94,114	87,008	8.2%
R$ million
Net Sales	1,727.2	1,430.6	20.7%	2,961.9	3,031.2	-2.3%	12,344.2	11,310.2	9.1%
COGS	(822.9)	(666.6)	23.4%	(890.3)	(992.4)	-10.3%	(4,152.7)	(4,095.1)	1.4%
Gross Profit	904.3	764.0	18.4%	2,071.6	2,038.8	1.6%	8,191.5	7,215.1	13.5%
SG&A	(648.0)	(537.4)	20.6%	(1,115.2)	(1,155.0)	-3.4%	(3,933.3)	(3,671.6)	7.1%
EBIT	256.3	226.6	13.1%	956.4	883.8	8.2%	4,258.1	3,543.6	20.2%
Depr. & Amort.	(165.1)	(140.7)	17.3%	(152.8)	(164.4)	-7.1%	(861.2)	(872.2)	-1.3%
EBITDA	421.5	367.4	14.7%	1,109.2	1,048.2	5.8%	5,119.3	4,415.8	15.9%
% of Total EBITDA	8.2%	8.3%		21.7%	23.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-47.6%	-46.6%		-30.1%	(0.3)		-33.6%	-36.2%
Gross Profit	52.4%	53.4%		69.9%	0.7		66.4%	63.8%
SG&A	-37.5%	-37.6%		-37.7%	(0.4)		-31.9%	-32.5%
EBIT	14.8%	15.8%		32.3%	0.3		34.5%	31.3%
Depr. & Amort.	-9.6%	-9.8%		-5.2%	(0.1)		-7.0%	-7.7%
EBITDA	24.4%	25.7%		37.4%	0.3		41.5%	39.0%

Per Hectoliter (R$/hl)
Net Sales	93.3	102.0	-8.5%	357.9	367.6	-2.7%	140.4	142.3	-1.3%
COGS	(44.4)	(47.5)	-6.5%	(107.6)	(120.4)	-10.6%	(47.2)	(51.5)	-8.3%
Gross Profit	48.8	54.5	-10.3%	250.3	247.3	1.2%	93.1	90.8	2.6%
SG&A	(35.0)	(38.3)	-8.6%	(134.7)	(140.1)	-3.8%	(44.7)	(46.2)	-3.2%
EBIT	13.8	16.2	-14.3%	115.6	107.2	7.8%	48.4	44.6	8.6%
Depr. & Amort.	(8.9)	(10.0)	-11.1%	(18.5)	(19.9)	-7.4%	(9.8)	(11.0)	-10.7%
EBITDA	22.8	26.2	-13.1%	134.0	127.1	5.4%	58.2	55.5	4.8%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
Corporate Law	3Q06	3Q05%
R$ million

Net Sales	4,337.3	3,910.3	10.9%
Cost of Goods Sold	(1,479.5)	(1,391.7)	6.3%
Gross Profit	2,857.8	2,518.6	13.5%
Gross Margin (%)	65.9%	64.4%

Selling and Marketing Expenses	(950.4)	(871.3)	9.1%
% of sales	21.9%	22.3%
General & Administrative	(184.0)	(201.7)	-8.8%
% of sales	4.2%	5.2%
Depreciation & Amortization	(191.8)	(175.7)	9.2%
Total SG&A	(1,326.3)	(1,248.7)	6.2%
% of sales	30.6%	33.8%

EBIT	1,531.5	1,269.9	20.6%
% of sales	35.3%	30.6%

Provisions, Net	(160.3)	(31.9)	402.1%
Other Operating (Expense)	(268.9)	(311.5)	-13.7%
Equity Income	0.5	0.5	2.5%
Interest Expense	(326.4)	(257.3)	26.9%
Interest Income	52.9	15.1	249.0%
Net Interest Income (Expense)	(273.6)	(242.2)	13.0%
Non-Operating Income (Expense)	2.0	(6.4)	n.m.
Income Before Taxes	831.3	678.4	22.5%
Provision for Income Tax/Social Contrib.	(257.8)	(222.4)	15.9%
Provision for Profit Sharing & Bonuses	(85.4)	(54.8)	55.9%
Minority Interest	(2.1)	(2.2)	-4.2%

Net Income	486.1	399.1	21.8%
% of sales	11.2%	10.2%

Depreciation and Amortization	292.5	276.1	6.0%
EBITDA	1,824.0	1,546.0	18.0%
% of sales	42.1%	39.5%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED BALANCE SHEET
Corporate Law	AmBev Consolidated
R$ 000	Sep 2006	Jun 2006
ASSETS
Cash	1,227,693	1,101,216
Marketable Securities	353,107	479,810
Accounts Receivable	1,039,595	977,574
Inventory	1,175,424	1,141,607
Recoverable Taxes	684,044	646,397
Other	1,094,925	1,021,434

Total Current Assets	5,574,788	5,368,038

Recoverable Taxes	4,065,803	4,102,549
Receivable from Employees/Financed Shares	80,951	79,222
Judicial Deposits, Compulsories and Fiscal Incentives	565,848	547,463
Other	397,577	439,620

Total Long-Term Assets	5,110,179	5,168,854

Investments	18,399,506	16,160,215
Property, Plant & Equipment	5,697,526	5,089,088
Deferred	457,838	487,659

Total Permanent Assets	24,554,870	21,736,962

TOTAL ASSETS	35,239,837	32,273,854

LIABILITIES
Short-Term Debt	1,031,574	830,721
Debentures	74,145	—
Accounts Payable	1,011,511	764,904
Sales & Other Taxes Payable	938,666	798,841
Dividend Payable	418,519	218,416
Salaries & Profit Sharing Payable	491,818	387,586
Income Tax, Social Contribution, & Other	344,166	279,574
Other	1,118,677	961,084

Total Current Liabilities	5,429,076	4,241,126

Long-Term Debt	5,693,476	6,001,782
Debentures	2,065,080	—
Deferred Sales Tax (ICMS)	383,572	372,524
Provision for Contingencies	1,212,102	1,059,639
Other	718,330	731,536

Total Long-Term Liabilities	10,072,560	8,165,481

TOTAL LIABILITIES	15,501,636	12,406,607

FUTURE RESULTS	149,945	149,945

MINORITY INTEREST	185,998	72,094

Paid in Capital	5,714,178	5,710,745
Reserves and Treasury shares	12,943,599	13,420,715
Retained Earnings	744,481	513,748

SHAREHOLDERS’ EQUITY	19,402,258	19,645,208

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	35,239,837	32,273,854

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	September 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ 000	AmBev Consolidated 3Q06	AmBev Consolidated 3Q05
Cash Flows from Operating Activities
Net income	486,086	399,082
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	292,503	276,052
Contingencies and liabilites associated with tax disputes, including interest	160,292	31,927
Financial charges on contingencies	8,467	14,174
(Gain) loss on disposal of PP&E, net	24,436	5,294
Financial charges on stock option plan	(2,243)	(1,021)
Financial charges on taxes and contributions	(1,718)	(2,161)
Equity income	(471)	(460)
Financial charges on long-term debt	210,163	8,757
Provision for losses in inventory and other assets	—	8,971
Deferred income tax (benefit) expense	112,908	28,298
Foreign exchange holding effect on assets abroad	14,686	59,192
Forex variations and unrealized gains on marketable securities	82,280	(101,653)
(Gains) losses on participation on related companies	577	19,078
Amortization of goodwill	337,190	279,756
Recovery of Extemporaneous Credits	(1,004)	—
Minority interest	2,072	2,163
Reversion of provisions on investments	(21,964)	—
(Increase) decrease in assets
Trade accounts receivable	(18,117)	(188,719)
Sales taxes recoverable	(5,916)	(39,482)
Inventories	68,357	9,727
Judicial Deposits	(18,983)	(95,839)
Prepaid expenses	61,264	81,792
Receivables and other	(25,119)	(33,300)
(Decrease) increase in liabilites
Suppliers	174,430	142,874
Payroll, profit sharing and related charges	78,107	104,775
Income tax, social contribution, and other taxes payable	61,528	147,687
Cash used for contingencies and legal proceedings	(25,821)	(18,029)
Other	(84,265)	(8,200)

Net Cash Provided by Operating Activities	1,969,725	1,130,734

Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(2,634,774)	(101,503)
Disposal of property, plant and equipment	12,805	29,015
Marketable securities withdrawn (investment)	198,803	(1,654)
Collateral securities and deposits	2,644	6,255
Share buybacks by affiliates	—	(24,948)
Property, plant and equipment	(409,037)	(381,049)
Payment for deferred asset	(13,748)	(9,874)

Net Cash Provided (Used) in Investing Activities	(2,843,308)	(483,758)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	8,093	8,193
Dividends, interest distribution and capital decrease paid	(3,866)	(711,484)
Repurchase of shares in treasury	(512,109)	(30,720)
Increase in debt	3,311,510	2,172,451
Payment of debt	(1,807,813)	(2,071,111)
Increase in paid-in capital / Variation in minority interest	3,359	(40,877)

Net Cash Provided (Used) in Financing Activities	999,174	(673,547)

Foreign Exchange Variations on Cash	885	(14,906)

Subtotal	126,477	(41,477)

Cash and cash equivalents, beginning of period	1,101,216	897,078
Cash and cash equivalents, end of period	1,227,693	855,601
Net increase in cash and cash equivalents	126,477	(41,477)

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	99.65	0.91
COMMERCIAL, MANUFACTURING AND OTHER		765,961		765,961

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.20
COMMERCIAL, MANUFACTURING AND OTHER		480		480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, MANUFACTURING AND OTHER		31,595		31,595

04	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.23
COMMERCIAL, MANUFACTURING AND OTHER		77,084		77,084

05	ANEP ANTARCTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.55
COMMERCIAL, MANUFACTURING AND OTHER		669,019		669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.80	1.82
COMMERCIAL, MANUFACTURING AND OTHER		345		345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.41
COMMERCIAL, MANUFACTURING AND OTHER		91		91

08	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.70	2.88
COMMERCIAL, MANUFACTURING AND OTHER		602,468		602,468

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		10,710		10,710

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	1.91
COMMERCIAL, MANUFACTURING AND OTHER		1		1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	68.29
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.56
COMMERCIAL, MANUFACTURING AND OTHER		1,439,147		1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.52
COMMERCIAL, MANUFACTURING AND OTHER		278		278

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.10	1.27
COMMERCIAL, MANUFACTURING AND OTHER		13,641		13,641

15	CERVEJARIA MIRANDA CORREA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.17
COMMERCIAL, MANUFACTURING AND OTHER		72		72

16	BEVERAGE ASSOCIATES HOLDING LTD. - BAH	. . / -	PRIVATE SUBSIDIARY	100.00	2.15
COMMERCIAL, MANUFACTURING AND OTHER		373,520		0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.5% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on September 30, 2006 and 2005

In thousands of Reais

	9.30.06	9.30.05

Operating activities
Net income for the quarter	486,086	399,082
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	292,503	276,052
Amortized goodwill, net of realized negative goodwill	337,190	279,756
Tax, labor and other contingencies	160,292	31,927
Financial charges on tax and fiscal contingencies	8,467	14,174
Provision for losses on inventory and permanent assets	—	8,971
Reversal of provision for losses on investments	(21,964)
Financial charges and variations on the stock option plan	(2,243)	(1,021)
Financial charges and interest on advances to employees for purchase of shares	(1,718)	(2,161)
Loss in the disposal of permanent assets	24,436	5,294
Exchange rate variation and charges on financings	210,163	8,757
Exchange variation and unrealized gains (loss) on financial assets	82,280	(101,653)
Increase in deferred income and social contribution taxes	112,908	28,298
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	14,686	59,192
Minority interest	2,072	2,163
Equity in the results of subsidiaries	(471)	(460)
Recovery of extemporaneous credits	(1,004)	—
Interest loss in subsidiaries	577	19,078

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	(18,117)	(188,719)
Taxes recoverable	(5,916)	(39,482)
Inventories	68,357	9,727
Judicial deposits	(18,983)	(95,839)
Prepaid expenses	61,264	81,792
Other	(25,119)	(33,300)
Increase (decrease) in liabilities
Suppliers	174,430	142,874
Salaries, profit sharing and social charges	78,107	104,775
Income tax, social contribution and other taxes	61,528	147,687
Contingencies paid	(25,821)	(18,029)
Other	(84,265)	(8,200)

Cash generated by operating activities	1,969,725	1,130,735

Investment activities
Marketable securities, maturity over 90 days	198,803	(1,654)
Collateral securities and deposits	2,644	6,255
Acquisition of investments, net of acquired cash	(2,634,774)	(101,503)
Disposal of property, plant and equipment and investments	12,805	29,015
Acquisition of property, plant and equipment	(409,037)	(381,049)
Expenditures on deferred charges	(13,748)	(9,874)
Buyback of own shares by affiliated company	—	(24,948)

Cash used in investing activities	(2,843,307)	(483,758)

Financing activities
Financings
Issuance	3,311,510	2,172,451
Repayments	(1,807,813)	(2,071,111)
Changes in the capital of minority shareholders	334	(42,742)
Advance for future capital increase	3,025	1,865
Advances to employees for purchase of shares	8,093	8,193
Share buyback	(512,109)	(30,720)
Payment of dividends and interest attributed to shareholders’ equity	(3,866)	(711,484)

Cash used in financing activities	999,174	(673,548)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Exchange rate gains or losses on cash	885	(14,906)

Increase (decrease) in cash and cash equivalents	126,477	(41,477)

Opening balance of cash and cash equivalents	1,101,216	897,078
Closing balance of cash and cash equivalents	1,227,693	855,601

Increase (decrease) in cash and cash equivalents	126,477	(41,477)

Additional information on cash flow
Payment of interest on loans	98,964	172,164
Payment of income and social contribution taxes on net profits	104,729	93,618
Transactions not affecting cash
Incorporation of InBev Brasil		2,883,273

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the Quarterly Information - ITRs of Companhia de Bebidas das Américas - AmBev (“Company”), parent company and consolidated, related to the quarter and nine-month period ended on September 30, 2006, prepared under the responsibility of its Management and in accordance with the accounting practices adopted in Brazil, including balance sheets, the corresponding statements of income and the performance report (parent company and consolidated).

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which mainly consisted of: (a) inquiries and discussions with the managers responsible for the Company’s accounting, financial and operating areas as to the criteria adopted for the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we have concluded that there are no material modifications that should be made on the quarterly information mentioned in Paragraph 1 for these to be in accordance with the accounting practices adopted in Brazil, enforced in a way consistent with the rules established by the Brazilian Securities Commission – CVM specifically applicable to the disclosure of the compulsory Quarterly Information.

4.

Our special review was conducted with the purpose of issuing a report on the quarterly information mentioned in first paragraph. The statement of cash flow, referring to the quarters ended on September 30, 2006, which is included in the Quarterly Information to provide supplementary information on the Company, is not required in conformity with the accounting practices adopted in Brazil. The statement of cash flow was submitted to the same special review procedures described in the second paragraph and, based on our review, we have concluded that there are no material modifications that should be made for it to be presented fairly in material respects, in accordance with the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

5.

We have previously reviewed the balance sheets, parent company and consolidated, drawn up on June 30, 2006, and we reviewed the statements of income related to the quarter and nine-month period ended on September 30, 2005, presented for comparison purposes, over which we have issued a special review report, both unqualified opinions, dated as of August 8, 2006 and October 28, 2005.

São Paulo, November 6, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Accountant
CRC 2 SP 011609/O-8	CRC 1 SP 182515/O-5

The pages of the ITR, reviewed by us, are signed only for identification purposes.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

Group	Table	Description	Page

01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	49
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	50
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	51
07	01	CONSOLIDATED STATEMENT OF INCOME	53
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	55
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	86
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	88
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	90
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	93
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP – ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		BEVERAGE ASSOCIATE HOLDINGS LTD. - BAH	/94

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.